ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MAY 31, 2026

DATED AS OF AUGUST 28, 2026

542 Newbold Street
London, Ontario N6E 2S5

TEL: (226) 784-8889
www.adurocleantech.com

15. ADDITIONAL INFORMATION	61

Schedule A - Audit Committee Charter	A

PRELIMINARY NOTES

In this Annual Information Form ("AIF"), Aduro Clean Technologies Inc. is referred to as the "Company" or "Aduro". All information in this AIF is as of May 31, 2026, unless otherwise indicated. For additional information and details, readers are referred to the audited consolidated financial statements for the year ended May 31, 2026 and notes thereto, as well as the accompanying annual Management's Discussion and Analysis, which are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.ca.

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

Information contained on, or accessible through, the Company's website is not incorporated by reference into, and does not form part of, this AIF.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Aduro cautions readers regarding forward-looking statements found in this document and in any other statement made by, or on behalf of the Company. Statements contained in this AIF that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities laws.

Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on estimates and assumptions about future economic conditions and courses of action. The words "believes", "expects", "intends", "plans", "estimates", "projects", "anticipates", "may", "will", "would", "could" and "should", and other similar expressions, or the negative thereof, commonly identify such Forward-Looking Information.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. In this AIF, Forward-Looking Information includes, but is not limited to, statements regarding: the Company's limited operating history upon which an evaluation of the Company and its prospects can be based; the Company's ability to generate profits; the Company's ability to manage growth; the adverse effect of competitors on the Company's operation, strategies and profitability; the Company's ability to successfully develop, protect and commercialize its technology; the environmental impact of the Company's technology and its ability to reduce waste; the HCT's higher performance with lower energy consumption, resulting in a greener approach compared to conventional methods and technology; the Company's belief that the HCT process is expected to have a lower environmental footprint, produce higher yields at higher quality, and generate fewer harmful by-products; the HCT's ability to be applied to various feedstocks, allowing for efficient processing of different materials and minimizing environmental impact; the ability of the Company's technology to reduce the environmental impact associated with petroleum production and processing, landfilling, waste incineration, and gasification; the expectation that HCT will reduce the production of new plastics from petroleum by increasing the recycling rate of waste plastics into oils; the plans of the Company to implement a business model of licensing, royalties and research and development ("R&D"); the intention of the Company to achieve monetization of its chemical technology platform by implementation of its business model, thereby reducing its need for cash while enabling an expedient path to commercialization; the Company's plan to develop commercial partnerships by means of demonstration projects; the Company's plans to capitalize on significant growth potential in the clean energy technology sector through the advancement and commercialization of the Company's proprietary technology; the Company's plans to continue to raise equity financing in order to execute its business plan, maintain a strong capital base and safeguard the Company's ability to continue as a going concern such that it can provide future returns for shareholders and benefits for other stakeholders; the Company's plan to engage potential partners and customers through demonstration projects; the Company's plan to develop, build and supply a pre-commercial pilot plant as a necessary step in its commercialization program; the operational risks against which the Company may not be insured against or for which insurance is not available; the impact of negative cash flows on the Company's operations and how, if the Company is unable to obtain further financing, the Company's business operations may fail; the impact of strong market fluctuation that can negatively affect the pricing of commodities such as biofuels or crude oils; the impact of government regulations that can negatively affect economic justifications and or models; other risks described in this AIF and described from time to time in the Company's documents filed with Canadian securities regulatory authorities; and the impact of COVID-19 or any other potential future pandemics or disease outbreaks on the Company's ability to raise capital, successfully develop, and commercialize its technology.

Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this AIF to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The Forward-Looking Information in this AIF is based on management's beliefs, estimates and opinions and is given only as of the date of this AIF, and is subject to a variety of risks, uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the Forward-Looking Information. Persons reading this AIF are cautioned that statements containing Forward-Looking Information are only predictions, and that the Company's actual future results or performance are subject to certain risks and uncertainties. Material risks related to the Company's HCT that could cause actual events or results to differ materially from those anticipated in the Forward-Looking Information include, but are not limited to, the following: the actual performance and energy efficiency of the HCT process may not meet expectations, leading to higher operational costs and lower environmental benefits; the adoption of HCT technology by industry stakeholders may be slower than anticipated, affecting the Company's ability to achieve projected environmental benefits; changes in environmental regulations could impact the feasibility and cost-effectiveness of the HCT process; potential issues in scaling up the technology for commercial use, including technical failures and supply chain disruptions; the emergence of new technologies or improvements in existing methods could reduce the competitive advantage of HCT; the Company's ability to implement its business model as anticipated or at all due to a variety of reasons, including lack of future financing and capital, changes in technology or due to competition; the Company may be unable to achieve commercialization of its technology for various reasons; the Company may fail to develop significant commercial partnerships and competitors may offer more attractive products or alternatives; the Company may be unable to engage any potential partners or customers through demonstration projects; the Company may be unable to develop, build and supply a pre-commercial pilot plant; the clean energy technology sector may not develop as anticipated or the Company's technology may otherwise become obsolete; the Company may be unable to raise additional financing in order to advance its business or continue operations until it can generate significant revenues; and fluctuations in market conditions, such as the price of raw materials and energy, could affect the cost savings and environmental impact of the HCT process. See additional risk factors that may cause actual events or results to differ materially from those anticipated in the Forward-Looking Information under the heading "Risk Factors" in this AIF.

The material factors and assumptions used by the Company's management to develop the Forward-Looking Information include, but are not limited to, the following: the Company's ability to obtain any necessary financing on acceptable terms; the timing and amount of capital expenditures; the retention of skilled personnel; the extensive research by the Company on HCT through numerous controlled technology evaluation sessions and the data and reports obtained from such technology evaluation sessions; the timely receipt of any required regulatory approvals; the continuation of current tax and regulatory regime; the current exchange rate and interest rates; and general economic and financial market conditions. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

The Forward-Looking Information contained in this AIF is expressly qualified by this cautionary statement.

GLOSSARY OF TERMS

In this AIF, including under "Preliminary Notes", unless otherwise stated, the following capitalized words and terms have the meanings set out below:

"$"	means Canadian dollars, unless otherwise specified;

"ACTE"	means Aduro Clean Technologies Europe B.V., the Company's wholly-owned European subsidiary;

"Aduro" or the "Company"	means Aduro Clean Technologies Inc. which was formerly named Dimension Five Technologies Inc., which is the publicly-traded entity and was incorporated under the BCBCA on January 10, 2018;

"Aduro Energy"	means Aduro Energy Inc.;

"Affiliate"	means with respect to any specified Person at any time, each Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under direct or indirect common control with, such specified Person at such time;

"Associate"	has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

"AstroTurf"	means AstroTurf Corporation, an American corporation;

"Audit Committee"	means the audit committee of the Company;

"BCBCA"	means the Business Corporations Act (British Columbia), as amended from time to time and including any regulations promulgated thereunder;

"Board"	means the board of directors of the Company;

"Brightlands"	means the Brightlands Chemelot Campus in Geleen, Limburg, the Netherlands;

"CCM"	means Common Cents Media, a U.S. company;

"CEO"	means Chief Executive Officer;

"CEP"	means Aduro's customer engagement program;

"CFO"	means Chief Financial Officer;

"CHILL"	means Chemelot Innovation and Learning Labs;

"Cleanfarms"	means Cleanfarms Inc., an Ontario company;

"Common Share" or "Share"	means a common share without par value in the share capital of Aduro;

"Computershare"	means Aduro's registrar and transfer agent, Computershare Investor Services Inc.;

"Consolidation"	means the consolidation (reverse stock split) of the Company's issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for every three and one-quarter (3.25) pre-Consolidation Common Shares, which became effective on August 20, 2024;

"COO"	means Chief Operating Officer;

"CRA"	means Crystal Research Associates, LLC, a U.S. company;

"CSE"	means the Canadian Securities Exchange;

"CTO"	means Chief Technology Officer;

"ECOCE"	means ECOCE, A.C., a non-profit civil association based in Mexico;

"Forward-Looking Information"	means forward-looking information or forward-looking statements within the meaning of applicable Canadian securities laws;

"Frankfurt Exchange"	means the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse);

"GF"	means GF Building Flow Solutions Americas, a global division of the Swiss industrial corporation Georg Fischer;

"GHG"	means greenhouse gas;

"HBU"	means Hydrochemolytic™ Bitumen Upgrading, a water-based technology developed by the Company;

"HCT"	means Hydrochemolytic™ Technology, a novel technology developed by the Company that deconstructs hard-to-recycle chain growth polymers at temperatures lower than those used in current technologies;

"HPU"	means Hydrochemolytic™ Plastics Upcycling, a water-based technology developed by the Company;

"Intellectual Property"	means the Aduro HCT platform, protected by the seven granted patents and four pending patent applications described in "Section 3.1 - General Summary - Operational Highlights";

"KCSA"	means Kanan Corbin Schupak & Aronow, Inc. dba KCSA Strategic Communications, a U.S. company;

"MBM Company"	means multinational building materials company;

"MD&A"	means the Management's Discussion and Analysis of the Company for the year ended May 31, 2026;

"Nasdaq"	means the Nasdaq Capital Market;

"NexGen"	means NexGen Polymers;

"NGP"	means the Company's Next Generation Process, being previous name for the Pilot Plant;

"Ortessa"	means Ortessa Groep BV, a Dutch company;

"OTBC"	means Outside The Box Capital Inc., an Ontario company;

"Person"	means a company or individual;

"PEX"	means cross-linked polyethylene;

"Pilot Plant"	means the pilot plant for the Company's proprietary Hydrochemolytic™ Technology;

"Plan"	means the Company's omnibus equity incentive plan;

"Product"	means lighter petroleum oil obtained by upgrading heavier petroleum feedstocks or components thereof, or deoxygenated hydrocarbons obtained from upgrading renewable oil feedstocks, or liquid hydrocarbons obtained by upgrading of certain plastic or rubber feedstocks, where the upgrading is achieved by means of Technology;

"R&D"	means the research and development undertaken by the Company;

"R2 Plastic"	means the Company's pilot-scale Hydrochemolytic™ continuous flow plastic;

"Reporting Issuer"	has the meaning ascribed to it in the Securities Act (British Columbia), as amended;

"RSU"	means a restricted share unit of the Company representing the right to receive one Common Share in the share capital of Aduro once vested;

"Saipem"	means Saipem S.p.A, an Italian multinational company and global leader in the engineering and construction of major projects for the energy and infrastructure sectors;

"SEC"	means the United States Securities and Exchange Commission;

"SEDAR+"	means the System for Electronic Documents Analysis and Retrieval Plus;

"Siemens"	means Siemens Canada;

"Switch Energy"	means Switch Energy Corp., an Ontario company;

"Technology"	means the Hydrochemolytic™ Technology and related processes;

"Transaction"	means, collectively, the acquisition by the Company in April 2021 of all of the issued and outstanding shares of Aduro Energy, the change of the Company's name to "Aduro Clean Technologies Inc.", and all related transactions;

"TSX"	means the Toronto Stock Exchange;

"US Offering"	means the Company's underwritten U.S. public offering;

"Warrants"	means Common Share purchase warrants of the Company;

"Western University"	means the University of Western Ontario;

"WTR"	Means Water Tower Research LLC; and

"Zeton"	means Zeton Inc., an Ontario company.

1. CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

The Company was incorporated under the BCBCA on January 10, 2018 under the name "Dimension Five Technologies Inc.". On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc".

The principal place of business is located at 542 Newbold Street, London, Ontario, Canada, N6E 2S5. The registered records office is located at Suite 2501, Bentall 5, 550 Burrard Street, Vancouver, BC, Canada V6C 2B5 and its telephone number is (604) 683-6498.

On August 20, 2024, the Company completed the Consolidation, being a consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for every three and one-quarter (3.25) pre-Consolidation Common Shares, resulting in a reduction of its issued and outstanding capital to 27,174,361 Common Shares as at August 20, 2024. Unless otherwise stated as being on a "pre-Consolidation" basis, all share and per share information in this AIF reflects the Consolidation.

The Common Shares are currently listed on the TSX under the symbol "ACT", the Nasdaq under the symbol "ADUR", and on the Frankfurt Exchange in Germany under the symbol "9D5". Aduro is a Reporting Issuer in the provinces of British Columbia and Ontario.

On May 27, 2026, the Company's Common Shares commenced trading on the TSX and were concurrently delisted from the CSE, where its Common Shares previously traded in Canada.

1.2 Intercorporate Relationships

The Company has one direct wholly-owned subsidiary, Aduro Energy Inc., and one indirect wholly-owned subsidiary, Aduro Clean Technologies Europe B.V. ("ACTE").

Aduro Energy was incorporated on December 15, 2011 under the federal laws of Canada and was acquired by the Company in the Transaction.

ACTE was incorporated on June 1, 2023 under the laws of the Netherlands. Aduro Energy holds 100% of the shares issued and outstanding in the capital of ACTE issued upon incorporation. No shares have been issued of ACTE since incorporation.

The following diagram presents the organizational chart of the Company, as of the date of this AIF:

2. GENERAL DEVELOPMENT OF THE BUSINESS

Aduro is an early-stage, Ontario-based clean technology company that has developed a highly flexible, water-based Hydrochemolytic™ conversion platform that it applies in three application arenas: Hydrochemolytic™ Plastics Upcycling, Hydrochemolytic™ Bitumen Upgrading, and Hydrochemolytic™ Renewables Upgrading. As at the date of this AIF, the Company owns, through acquisition and development, eleven patents, seven granted and four pending.

In all three arenas, lower-value feedstocks are converted into useful, higher-value streams that can be used as inputs for producing other chemicals or fuels. Although Aduro technology can be implemented in stand-alone operations, management believes its greatest economic relevance and impact is achieved through integration into the operational infrastructure at existing plants. Accordingly, Aduro aims to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

Aduro has developed its technology platform to address different applications and market sectors and is now actively advancing toward its scaled-up commercial implementation for plastics conversion and bitumen upgrading. Aduro’s first significant scale-up step is the development of a semi-commercial process which will be designed, built and tested on a pilot scale and subsequently scaled up further to demonstrate on a commercial scale. Aduro has incurred recurring losses since inception and its technology platform has not yet been tested in a commercial setting. Commercializing its technology platform presents several challenges including, (i) the technology may not perform as expected under real-world conditions; (ii) rapid advancements in chemical recycling technology may result in new technologies that may be more efficient or advantageous; and (iii) securing funding may be difficult given the substantial investment required to scale up the technology platform on a commercial scale. The Company does not have a definitive timeline for scaling up its technology to a commercial process for plastic and bitumen applications. In the meantime, Aduro is continuing to engage with prospective customers through technology evaluation projects to guide ongoing development.

Aduro faces a number of challenges because its technology departs from established but dated industry practices. In particular, the Company’s platform is a new and different concept from the existing approaches in its industry and its technology is not yet tested in a commercial setting; and in doing so, the Company also faces challenges common in efforts to upscale any chemical process, including those related to mass and heat transfer and to equipment design. Particular challenges concern the handling of solid or semi-solid feedstock (plastic waste, bitumen) and the presence of contaminants (especially in waste plastic). Additionally, the Company’s industry has a significant amount of unsettled regulation and many different approaches and strategies.

To deal with and mitigate such challenges, Aduro has adopted a formal strategy of pursing collaborative engagements of prospective customers and potential partners. Management believes that this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are development of long-term customer and partner relationships; better understanding of the behaviors and characteristics across geographical contexts; the potential impact of the technology in view of environmental, social, and governance considerations; invaluable guidance in technology development and implementation; and the gain of direct market information and guidance that helps the Company shape its value proposition and tailor its offering to be the most competitive in the market. Further, the Company regards connections made with reputable and established organizations through its “Customer Engagement Program” as endorsements of its efforts.

In addition to commercial relationships, partnering with organizations research and technical expertise enables the Company to leverage its capital to expand relationships and projects while advancing commercialization interests.

The Company’s future business model is based principally on licensing, royalties, and research and development. However, the Company is still investigating alternative business models that may better fit the fast-changing and dynamic market in which it finds itself and its future commercial operations. Monetization of the Aduro chemical technology platform through a licensing model reduces the Company’s need for capital while enabling a pathway to commercialization that management of the Company believes is relatively straightforward, timely, and capital-efficient.

2.1 Three Year History

Securities Exercises Since May 31, 2026

Since May 31, 2026, 71,050 shareholder warrants were exercised at an exercise price of $5.20, 13,461 finder warrants were exercised at an exercise price of $5.20, 6,500 options were exercised at an exercise price of $2.1125, 6,000 options were exercised at an exercise price of $2.275, 79,000 options were exercised at an exercise price of $2.34, 117,655 options were exercised at an exercise price of $3.25, 1,000 options were exercised at an exercise price of $3.5425, 15,192 options were exercised at an exercise price of $6.50, 15,000 options were exercised at an exercise price of $9.00, and 21,477 options were exercised at a price of $13.50, for total proceeds of $1,561,307. Additionally, on July 3, 2026, 30,000 shares were issued on the vesting of 30,000 RSUs.

Fiscal Year Ended May 31, 2026 to date

On August 19, 2026, the Company announced that it had selected Saipem S.p.A., an international engineering and construction company, to provide Early Works and engineering and procurement services in support of the development of the Company's planned first-of-a-kind ("FOAK") Hydrochemolytic™ Technology ("HCT") facility at Chemelot Industrial Park in the Netherlands. The engagement establishes an engineering and project execution framework for the planned facility based on a structured, stage-gated development approach and includes activities such as review of the process design package, optimization of critical equipment packages, preliminary utility integration and capital cost refinement. The Company stated that the work is expected to be funded from existing cash resources and that the project is intended to progress through further engineering, procurement, construction and commissioning stages, subject to the successful completion of development milestones and the execution of definitive agreements. The proposed facility is intended to represent the first industrial-scale implementation of the Company's HCT technology and forms part of the Company's broader commercialization strategy.

On July 30, 2026, the Company announced progress in its development program evaluating the application of HCT to highly paraffinic crude oils as follows:

  Feedstock secured: Yellow and black paraffinic crude feedstocks have been secured from multiple Uinta Basin sources in quantities sufficient to support the next phase of test campaigns and longer-duration continuous-flow testing.

  Continuous-flow capability completed: Aduro has completed the design, build and testing of a new lab-scale continuous-flow unit dedicated to the paraffinic crude program.

  London facility expanded: Approximately 4,600 square feet of additional space has been added to accommodate equipment, feedstock handling and expanded operating activities.

  Operations consolidated: Operating activities and equipment have been relocated from Sarnia to London, with additional research, engineering and operations personnel now based at the London facility.

  Next development objective: Establish the relevant operating envelope and demonstrate HCT under extended continuous-flow operation across different paraffinic crude feedstocks as the program advances toward process development and optimization.

On July 16, 2026, the Company announced that its collaboration with ECOCE, A.C. ("ECOCE") has advanced to the next phase following completion of Phase 1 feedstock mapping and stream selection. Selected post-consumer flexible plastic packaging streams in Mexico are now moving into a HCT test campaign to evaluate their conversion into liquid hydrocarbon products for downstream circular plastics application. With Phase 1 complete and the next-phase testing program defined, the collaboration now moves into HCT testing of selected material streams. The Company will begin with lab-scale evaluation to assess how selected Mexican flexible and multilayer plastic waste streams respond to HCT, including processability, product characteristics, yield, residues, contaminant behaviour, and mass balance. As part of this next phase, Adrian Velasco, Director of Flexible Plastic Packaging at ECOCE, will visit Aduro facilities to review the testing pathway, sample requirements and pilot-scale development program. The visit will help align ECOCE's knowledge of recovery systems in Mexico with the Company's technical evaluation process as selected streams move from feedstock mapping into HCT testing. Successful lab-scale results will inform progression to Phase 3 testing on the NGP Pilot Plant to support scale-up assessment, customer evaluation, and future commercial analysis.

On June 30, 2026, the Company announced that it entered into a memorandum of understanding with AstroTurf Corporation ("AstroTurf"), to evaluate the application of Aduro's HCT to end-of-life synthetic turf. The memorandum of understanding establishes a framework for the Company and AstroTurf to evaluate how HCT, together with appropriate mechanical pre-treatment can support a technical and economic pathway for recovering the polyethylene ("PE") and polypropylene fractions of end-of-life synthetic turf and converting them into liquid hydrocarbon products suitable for use as circular feedstock in existing petrochemical infrastructure. The parties intend to work together to better understand the practical requirements, material preparation steps, and process considerations needed to advance recycling options for synthetic turf waste. The engagement builds on the Company's existing work on synthetic turf materials and provides another opportunity to collaborate with a recognized industry participant, following prior testing conducted through a separate confidential engagement with another global synthetic turf producer. The memorandum of understanding does not establish commercial deployment terms or a definitive commercial arrangement. The collaboration with AstroTurf remains part of the Company's broader stage-gated approach to evaluating HCT across complex plastic waste streams with industry participants.

On June 24, 2026, the Company completed a non-brokered private placement for gross proceeds of C$9,155,940.80 (US$6,564,810.21) from the sale of 431,884 Common Shares at a price of C$21.20 (US$15.20) per Common Share under the LIFE Exemption. The Company paid aggregate cash finder's fees of C$539,994.53 to eligible finders in accordance with applicable securities laws and TSX requirements. Certain insiders of the Company participated in the private placement. The participation by insiders constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101"). The Company relied on applicable exemptions from the formal valuation and minority approval requirements in Sections 5.5(a) and 5.7(1)(a), respectively of MI 61-101.

On June 17, 2026, the Company announced that ACTE, the Company's European subsidiary, entered into a non-binding memorandum of understanding with Ortessa Groep BV ("Ortessa"), a Dutch group of enterprising waste companies, to evaluate the development of a feedstock logistics center to support the Company's first-of-a-kind industrial site at Chemelot Industrial Park ("Chemelot") in Sittard-Geleen, the Netherlands. The FOAK project advances the Company's chemical recycling scale-up pathway for waste plastics by moving HCT toward industrial implementation. To support this goal, the Company is developing an industrial-scale site where civil works, utilities, and site infrastructure are being planned with expansion readiness in mind from the outset, preserving flexibility for future growth as the Company advances its broader scale-up pathway. Ortessa brings extensive experience in waste collection, management, processing, and valorization through its group of operating companies. The potential collaboration with Ortessa is intended to support secure, reliable, and efficient storage and delivery of suitable, specification-ready post-use feedstock. ACTE and Ortessa will evaluate a feedstock preparation and logistics pathway, including the potential use of one or more Ortessa sites to host and manage suitable post-use feedstock for the Chemelot project. This work may include the identification and aggregation of suitable post-use feedstock streams, assessment of cleaning, drying, agglomeration or other pre-treatment requirements, and development of the inventory management, quality-control, documentation, material coding, storage, hosting, and logistics systems needed to support reliable feedstock supply for start-up, operation, and future expansion. The memorandum of understanding builds on previously announced FOAK project milestones, including the selection of Chemelot as the site for Aduro's industrial FOAK plant, the engagement of Ebert HERA B.V. to lead permitting activities, the signing of a letter of intent for the offtake of an initial portion of FOAK production, and the appointment of Jan Lemmens as Project Director for the Chemelot facility. Feedstock logistics represent another critical workstream in advancing the project, supporting the Company's broader efforts to coordinate site development, permitting, project execution, offtake arrangements, and upstream material supply as the FOAK project moves toward industrial implementation. Together, these workstreams address the principal requirements for advancing the FOAK project - site, permitting, offtake, and feedstock supply - with the memorandum of understanding intended to support the development of a consistent, specification-ready feedstock supply required for reliable plant operation. The memorandum of understanding is intended to express the parties' current intentions and does not create a binding obligation to proceed with any transaction, supply arrangement, service arrangement, capital expenditure, or definitive agreement. Commercial arrangements and definitive agreements are expected to be developed as the collaboration progresses.

On June 11, 2026, the Company announced it had closed its underwritten U.S. and Canadian public offering of 1,028,645 Common Shares at a public offering price of US$15.20 per Common Share for gross proceeds of US$15,635,404, before deducting underwriting discounts and offering expenses.

On June 9, 2026, the Company provided an update on results from the latest operating campaigns at its NGP Pilot Plant:

  Continuous operation: Latest campaign conducted under Aduro's current 24/4 operating model, meaning 24-hour operation across a planned four-day campaign window.

  Steady-state performance: Steady-state conditions were achieved under typical Hydrochemolytic™ conditions and sustained during the defined operational window, with samples collected at regular intervals.

  Process robustness: Steady-state conditions were re-established within approximately two hours after intentional operating changes, providing data on process-control response and operator procedures.

  Liquid hydrocarbon recovery: Results showed 86% liquid hydrocarbon recovery over the steady-state window, and 85% of the liquid product consisted of C20-and-below hydrocarbons, a carbon-number range typically associated with naphtha cracker feedstocks.

  Product quality analysis: Product quality indicators were as expected and comparable to products from batch and R2 experimental campaigns using the same polypropylene recovered from waste plastics.

  Feedstock selection: Polypropylene recovered from waste plastics was used as a controlled feedstock to establish a reliable operating baseline under defined Hydrochemolytic™ conditions.

  Next campaign progression: Results support planning for longer-duration campaigns using mixed polypropylene and polyethylene feedstocks, while also informing design inputs for Aduro's planned FOAK Industrial Plant.

On June 3, 2026, the Company announced the appointment of Jan Lemmens as Project Director for the Company's FOAK industrial facility at the Chemelot Industrial Park in Sittard-Geleen, the Netherlands. Mr. Lemmens will lead project development, engineering, and construction activities for the FOAK facility, bringing more than three decades of industrial leadership experience across European specialty materials, plastics, and chemical processing industries. The appointment adds dedicated, on-the-ground leadership as the FOAK program transitions into its engineering, permitting, and construction-preparation phase, reflecting the project's progress.

On May 28, 2026, the Company announced its participation in several industry and investor conferences in June 2026. The program included one-on-one institutional investor meetings in London, UK, a TSX-hosted investor event in Canada, and two technical conferences.

On May 27, 2026, the Company's Common Shares commenced trading on the TSX and were concurrently delisted from the CSE.

On May 14, 2026, the Company announced that it has joined the Utah Petroleum Association ("UPA"), the statewide trade association representing companies involved in all aspects of Utah's oil and gas industry. The membership supports Aduro's efforts to expand its work in paraffinic crude upgrading, an application area directly relevant to the Uinta Basin's "yellow wax" and "black wax" feedstocks. Paraffinic crude upgrading represents a further demonstration of HCT's applicability across distinct feedstock chemistries, alongside the Company's existing programs in waste plastics upcycling, heavy bitumen upgrading, and renewable oils. Through its UPA membership, Aduro intends to engage with producers, refiners, midstream operators, and other industry participants in the Uinta Basin and across Utah to evaluate how HCT may fit within existing production, transport, and processing infrastructure, including approaches that could reduce reliance on heated logistics and expand refinery access for paraffinic crude streams.

On May 7, 2026, the Company announced the appointment of Scott Smith, M.A.Sc., P.Eng., as Program Director, Petroleum Technology Solutions, an individual with more than 25 years of process and energy technology development experience, including 17 years at Cenovus Energy where he most recently led an enterprise-wide innovation portfolio across upstream and downstream operations. Mr. Smith will advance the Company's petroleum applications and support technical development of HCT solutions for bitumen and paraffinic crude upgrading. The appointment follows completion of research and development work that expanded the application of HCT to paraffinic and waxy crude oils, broadening the Company's petroleum activities beyond its established bitumen focus and supporting the evaluation of new potential commercial and industry-relevant applications.

On April 30, 2026, the Company announced its participation in several industry and investor conferences in May 2026.

On April 23, 2026, the Company announced that through bench-scale testing, its HCT has been extended to highly paraffinic crude oils. To protect this advancement, the Company has filed a continuation-in-part patent application with the United States Patent and Trademark Office. The extension into paraffinic crude oils reflects a continued expansion of HCT into adjacent hydrocarbon markets with significant business opportunities where molecular structure shapes both transport economics and access to refining value. While distinct from asphaltenic bitumen systems, paraffinic crudes present constraints that affect the capital intensity of production growth and the range of refineries able to process them. The Company's work is focused on addressing these limitations through selective molecular conversion into more universally transportable and refinery-compatible forms. This may have significant economic impact by both reducing costs and increasing value by improving both the properties of paraffinic crude oils and their market access.

On April 9, 2026, the Company announced that it awarded the contract to lead the permitting process for its FOAK industrial facility at Chemelot Industrial Park, Netherlands to Ebert HERA B.V. Ebert HERA was selected based on its established reputation and role within the Chemelot ecosystem and its experience coordinating permitting processes across multiple regulatory bodies in the Netherlands. Under the contract, Ebert HERA will lead the preparation and coordination of civil and environmental permit applications, including safety, health, and environmental assessments, and will manage engagement with the relevant regulatory agencies. This work is expected to define the regulatory pathway for the FOAK facility. The current permitting scope is being developed to also accommodate potential future capacity expansion as part of the Company's long-term plan to develop the FOAK facility into a commercial-scale site.

The Company also announced that it has secured an indicative offtake agreement with a global commodities trading company for an initial portion of production from the FOAK plant, reflecting progress across key project workstreams, including site selection, permitting, and commercial engagement, as the Company advances the project toward industrial deployment.

On March 31, 2026, the Company announced the participation of Ofer Vicus, CEO of the Company, at three investor conferences in April 2026.

On March 26, 2026, the Company announced that it has joined Chemical Recycling Europe, a European industry association focused on advancing chemical recycling through policy engagement, standard setting, and value chain collaboration. Through its working groups and advocacy efforts, Chemical Recycling Europe contributes to the development of methodologies such as mass balance accounting, lifecycle assessment approaches, and certification frameworks, while engaging with policymakers on the role of chemical recycling within the European circular economy. Aduro's membership comes as the Company advances development of its FOAK industrial plant in Europe. Site selection has been completed, and project development is underway, including advancement of a technology licensing package, execution of the Company's first offtake letter of intent, representing its initial formal commercial commitment for production from the FOAK facility, and continued progress at the NGP Pilot Plant to support scale-up and integration. Joining Chemical Recycling Europe provides Aduro with a platform to engage directly in the frameworks that will define how chemical recycling is implemented at industrial scale in Europe. This includes participation in discussions related to mass balance accounting, certification pathways, and policy alignment, as well as access to a network of producers, recyclers, and downstream users developing circular feedstock supply chains.

On March 25, 2026, the Company announced it has entered into an agreement with Water Tower Research LLC ("WTR"), an arm's length institutional research and investor engagement firm to provide comprehensive research coverage and strategic investor engagement services to support Aduro's growth objectives and enhance visibility within the institutional investment community. Under the terms of the agreement, WTR will provide research and capital markets communications services to the Company for an initial term of six months beginning April 1, 2026. The services provided to the Company include the production of content, including research reports distributed through WTR's proprietary digital delivery infrastructure and digital and marketing channels. In consideration for the services to be provided by WTR, the Company has agreed to pay an aggregate cash fee of US$39,000 (plus any applicable taxes), payable upon the execution of the agreement. The Company may renew the agreement for a subsequent six-month period at any time after August 31, 2026, by providing a written notice of intent to renew to WTR, which renewal term will be effective as of September 30, 2026. If the term of the agreement is renewed, the Company will pay to WTR an aggregate cash fee of US$48,000 (plus applicable taxes) in consideration for the services provided.

On March 19, 2026, the Company announced that its wholly owned subsidiary, Aduro Energy Inc., has signed a non-binding memorandum of understanding with a leading Global Engineering, Procurement, and Construction (“GEPC”) company to jointly develop a comprehensive commercial licensing package for HCT for the chemical recycling of mixed and contaminated post-consumer plastic waste that is not suitable for mechanical recycling to support deployment across multiple markets. The memorandum of understanding establishes a framework and stage-gated activities to support the development of technology and of a commercial licensing model for HCT. It also covers a pre-engineered plant concept that the GEPC could use to design and build industrial plants for the chemical recycling of mixed and contaminated post-consumer plastic waste that is not suitable for mechanical recycling. The memorandum of understanding is non-binding and does not create any obligation on either party to proceed with any particular transaction and any work under the framework will be subject to mutually agreed scopes of work. The development of the Licence Package and any Licence Business will be subject to technical results, financing, completion of definitive agreements, and the approvals of the parties’ respective governance bodies.

On March 12, 2026, the Company announced that it has signed a non-binding letter of intent with a leading independent international commodities trading company active in the sourcing, logistics, and marketing of naphtha and certified circular hydrocarbon streams. The letter of intent establishes a framework to evaluate and qualify Hydrochemolytic oil produced by the Company for future offtake agreements. The letter of intent includes a committed offtake arrangement for the initial production parcel tied to the Company's FOAK industrial plant planned for construction at Chemelot Industrial Park in Geleen, Netherlands. It establishes a structured Pilot-to-FOAK validation program intended to determine product value, confirm specification alignment, and evaluate reproducibility of Hydrochemolytic oil while supporting downstream market positioning as part of the circular hydrocarbon markets. Under Phase 1 of the engagement, the Issuer will provide samples of Hydrochemolytic oil produced at its NGP pilot plant. Phase 2 establishes a commercial validation step upon commissioning of the FOAK industrial plant.

On March 6, 2026, the Company announced its participation in the 38th Annual ROTH Conference.

On February 26, 2026, the Company announced its participation in a series of industry conference sand trade programs in March and April 2026.

On February 11, 2026, the Company announced that initial operating campaigns are now underway at its NGP Pilot Plant. The Company has concluded commissioning close-out activities across all major systems, including process, utilities, automation, and safety systems. With initial operating campaigns underway, the facility has now shifted from project execution to operations. The NGP Pilot Plant represents the critical technical bridge between laboratory development and the Company's FOAK industrial plant within Aduro's structured scale-up pathway. Aduro is actively advancing FOAK development activities, with site selection completed and equipment evaluation and testing progressing to inform design decisions and prepare for long-lead procurement. Data generated through ongoing NGP Pilot Plant operations will feed directly into detailed engineering, equipment specification, and execution planning for the FOAK facility. The NGP Pilot Plant operates with an industrial-grade automation and controls architecture supplied by Siemens Canada ("Siemens"), supporting repeatable operation, high-resolution data collection, and direct translation of control strategies to larger-scale facilities. To support the transition to operating campaigns Aduro has also expanded its operations and technical teams and completed a structured training program for all Pilot Plant operators covering process operation, automation and control systems, safety procedures, and abnormal operating condition response-establishing full operational readiness for sustained longer duration testing programs.

On January 30, 2026, the Company closed an underwriter's over-allotment option of 260,869 common shares at a public offering price of US$11.50 per Common Share for gross proceeds of $4,068,591. In addition, the Company issued 130,434 warrants, for a three-year period, with an exercise price of US$16.00 and 7,826 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On January 29, 2026, the Company announced that it has selected Chemelot Industrial Park ("Chemelot") in Sittard-Geleen, the Netherlands, located within the Chemelot chemical site, as the location for its planned industrial scale-up facility. The facility will host the FOAK industrial plant deploying HCT for the chemical recycling of waste plastics, building on prior pilot scale validation, and previously referred to in the Company's public disclosures as the Demonstration Plant. The FOAK plant represents the next phase of the Company's progression toward commercial operation, with the facility intended to support successive phases of scale-up and optimization following successful initial operation. Brightlands Chemelot Campus in Geleen, Limburg, the Netherlands ("Brightlands") serves as an open-innovation and scale-up ecosystem for the chemical and materials industries.

On December 22, 2025, the Company closed an underwritten U.S. public offering of 1,739,130 common shares at a public offering price of US$11.50 per Common Share for gross proceeds of $27,495,993. In addition, the Company issued 869,565 warrants, for a three-year period, with an exercise price of US$16.00 and 52,172 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On December 16, 2025, the Company announced its successful graduation for the Shell GameChanger program. This milestone marks the culmination of a multi-year collaboration under Shell's Chemical Decarbonisation innovation call; an initiative launched to identify and advance emerging technologies with the potential to reduce carbon intensity in the chemical sector and enable circular feedstock pathways.

On December 3, 2025, the Company announced that they have entered into a multi-year framework collaboration agreement with ECOCE, a non-profit environmental civil association based in Mexico, to jointly evaluate Hydrochemolytic™ Technology as a potential chemical recycling solution for flexible and mixed plastic packaging in Mexico, a large and particularly challenging waste stream that ECOCE has identified as a priority. Under this collaboration, ECOCE and Aduro are focused on evaluating the application of HCT on real postconsumer flexible plastic packaging from Mexico, including multi-layer and mixed structures, sourced through ECOCE's post-consumer packaging collection and management systems. The collaboration contemplates that ECOCE would identify, characterize and supply representative material, while Aduro would conduct a structured, multi-stage program of HCT testing at its development facilities, from laboratory through pilot scale, to help assess processability, yields, product quality, and potential applications for the resulting liquid products. Based on the results generated under the collaboration, ECOCE and Aduro intend to study potential business models and routes to market that can create value for ECOCE's associated members, waste collectors, and downstream offtake partners. The findings are expected to guide future decisions about how HCT-based recycling solutions might be deployed in Mexico. Options under consideration could include HCT facilities that may be owned and operated by Aduro, ECOCE members, or third parties under license from Aduro, as well as the potential establishment of an Aduro presence in Mexico. Any such projects would be subject to separate definitive agreements, and where applicable regulatory clearances, and would depend on the progress of the Company's broader scale-up program.

On November 20, 2025, the Company announced the successful completion of pilot-scale steam-cracking trials by a global organization that designs, licenses, and services large-scale petrochemical steam-cracking operations and supports global deployment of these technologies among leading petrochemical producers. The trials were carried out in October 2025 at an established pilot-scale cracking facility in Europe, using a hydrocarbon liquid product (“HCT oil”) Aduro produced from a mixed waste plastic feedstock consisting of PE, PP, polystyrene, PET, and polyamide. The HCT oil was processed in the pilot-scale steam-cracking furnace as-produced, without dilution or further pre-treatment, under various operating conditions. This demonstration of high suitability for the extremely stringent feedstock specification of steam crackers without the need for costly post-treatment represents an important third-party validation milestone for the Hydrochemolytic™ Technology and its application in circular plastics value chains. The trial represents a milestone in Aduro’s broader program of technology validation and market engagement. Building on these results, the Company intends to collaborate with additional global partners to evaluate feedstock quality, scalability, and integration pathways for its Hydrochemolytic™ Technology.

On November 13, 2025, the Company announced its upcoming feature on the docu-series "Earth with John Holden" and its participation in two conferences focused on advanced recycling and flexible packaging sustainability.

On November 6, 2025, the Company announced that its wholly-owned subsidiary, ACTE, has executed a non-binding letter of intent for the proposed purchase of land, buildings and equipment associated with a brownfield industrial site in the Netherlands for a purchase price of € 2 million. The Company will also pay the vendor a non-refundable fee of € 33,782 for the exclusive use of the property during the due diligence period. The property is being evaluated as the potential host for Aduro's Demonstration Plant, marking the next stage in the Company's structured scale-up from its NGP Pilot Plant. The letter of intent is non-binding, and the proposed transaction remains subject to due diligence, negotiation of definitive agreements, and customary conditions and approvals.

On October 30, 2025, the Company provided an update on the progress of the NGP Pilot Plant.

On October 23, 2025, the Company announced a series of engineering trials in collaboration with KraussMaffei Extrusion GmbH, one of the world's leading manufacturers of machinery and systems used for the production and processing of plastics and rubber, and CHILL B.V., a research and education institute at Brightlands, using industrial-scale equipment as part of its Demonstration Plant program. These trials are intended to advance the selection of long-lead procurement items and support detailed engineering for the Demonstration Plant. Aduro previously worked with both organizations during the design and development of the NGP Pilot Plant, establishing a strong foundation for continued advancement. Building on that experience, the current phase focuses on evaluating how extrusion systems can effectively prepare and feed real-world contaminated waste plastics into the Hydrochemolytic™ process. Conducting the work under realistic operating conditions will provide the practical insight needed to inform equipment design, pretreatment strategy, and integration planning for the Demonstration Plant. Complementary to this industrial work, Aduro has commissioned another series of experiments with Chemelot Innovation and Learning Labs ("CHILL"). The current program focuses on evaluating the behavior of key process variables in the presence of common contaminants. The findings are expected to help identify optimal parameter ranges to improve reactor feed quality and reduce contamination levels. The resulting data will advance to industrial-scale validation with KraussMaffei Extrusion GmbH. Together, these activities will guide the design and integration of pretreatment systems for the Demonstration Plant.

On October 17, 2025, the Company held its 2025 annual general meeting at which all matters placed before the shareholders were approved.

On October 16, 2025, the Company provided a business update in connection with the filing of its interim consolidated financial statements and management's discussion and analysis for the three months ended August 31, 2025.

On October 14, 2025, the Company announced its participation in the 51st Annual New Orleans Investment Conference taking place November 2 to November 5, 2025.

On October 9, 2025, the Company announced it has begun a global site-selection process as part of its Demonstration Plant program, with a focus on locations across Canada, Europe, and Mexico.

On October 7, 2025, the Company announced its participation in an investment conference from October 19 to October 21, 2025.

On October 2, 2025, the Company announced its participation in a series of marquee industry events in October 2025.

On September 16, 2025, the Company announced that its wholly-owned subsidiary, ACTE, will join the Dutch trade delegation to Japan as part of the Economic Mission on Energy Transition, Sustainability & Circular Economy, taking place September 15 to September 25, 2025, in connection with Expo 2025 Osaka, Kansai, Japan.

On September 10, 2025, the Company announced its participation in a series of technical and industry-focused conferences in September 2025.

On September 4, 2025, the Company announced its participation in several investor and industry events in September 2025, including the Nasdaq New York Climate Week Forum. The Company also announced that it has initiated a public relations campaign with KCSA Strategic Communications, as part of its efforts to build the Company's brand and industry visibility.

On August 29, 2025, the Company announced that it has initiated a marketing campaign through the entry into three agreements with certain investor relations and marketing companies, in order to build the Company's brand awareness with retail investors.

The Company entered into an agreement with The Investing Authority, a marketing firm specializing in investor relations and multi-platform social media campaigns. The Investing Authority will provide investor relations and marketing services to Aduro, including the creation and dissemination of social media posts, influencer campaigns, video production, graphic design, email marketing, live streams, newsletter distribution, and analytics reporting. Content will be distributed via Discord servers, Reddit finance subreddits, X/Twitter, YouTube, Instagram, email and SMS lists, Wolf Financial live streams, and financial influencer networks. These services will be provided for an initial period of one month beginning September 16, 2025, during which time the agreement may be terminated by either party for cause. The initial term may be extended by one-month or half-month terms up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of each extensions. The agreement will not automatically renew beyond November 30, 2025, unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by The Investing Authority, the Company has agreed to pay The Investing Authority US$75,000 upon the entry into the agreement, US$75,000 payable on or before October 13, 2025 if extended for an additional one-month term and US$37,500 payable on or before November 13, 2025 if further extended for an additional half-month term, for an aggregate cash fee of up to US$187,500. The Investing Authority is arm's length to the Company.

The Company also entered into an agreement with Stocktwits, a social media platform tailored specifically for investors and traders, enabling real-time discussions, idea sharing and sentiment tracking around financial markets. Stocktwits will provide investor relations and marketing services to Aduro, including native advertisements, display ads, video interviews, news units, ticker page takeovers, and video promotions. These services will be delivered through the Stocktwits platform, Stocktwits network, X/Twitter, company ticker pages, and newsletters for an initial period of one month beginning September 16, 2025, during which time the agreement may be terminated by either party for cause. The initial term may be extended by one-month or half-month terms up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of each extension. The agreement will not automatically renew beyond November 30, 2025 unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by Stocktwits, the Company has agreed to pay Stocktwits US$50,000 upon the entry into the agreement, US$50,000 payable on or before October 13, 2025 if extended for an additional one-month term and US$25,000 payable on or before November 13, 2025 if further extended for an additional half-month term, for an aggregate cash fee of up to US$125,000. Stocktwits is arm's length to the Company.

The Company also entered into an agreement with LFG Equities Corp., a Toronto-based digital marketing and investor relations consulting firm specializing in building visibility and engagement of public companies. LFG Equities will provide marketing consulting services to Aduro, including messaging and storyline development, influencer engagement, newsletter campaigns, database outreach, and content approval. Content will be distributed via media channels, influencer networks, newsletters, the financial community, and email campaigns for an initial period of one month beginning September 16, 2025, during which time the agreement may be terminated by either party for cause. The initial term may be extended by one-month or half-month terms up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of each extension. The agreement will not automatically renew beyond November 30, 2025 unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by LFG Equities, the Company has agreed to pay LFG Equities US$75,000 upon the entry into the agreement, and if extended past the initial term, US$75,000 payable on or before October 13, 2025 if extended for an additional one-month term and US$37,500 payable on or before November 13, 2025 if further extended for an additional half-month term, for an aggregate cash fee of up to US$187,500. LFG Equities Corp. is arm's length to the Company.

On August 28, 2025, the Company provided a business update in connection with the filing of its audited financial statements and management's discussion and analysis for the year ended May 31, 2025.

On August 14, 2025, the Company announced that site preparations at its London laboratory facilities to host the NGP Pilot Plant have been completed. Work included modifications to HVAC and electrical infrastructure to meet applicable process and safety standards and regulatory requirements. Additionally, the Company has expanded its office and laboratory space to accommodate the NGP Pilot Plant and the respective personnel growth, and feedstock preparation for its NGP pilot plant was underway, in collaboration with NexGen, to secure and qualify representative waste-plastic streams, catalyst, and other process inputs for its planned start-up and operations. This follows several months of work with NexGen to evaluate a range of potential waste plastic feedstocks to the NGP pilot plant.

On July 31, 2025, the Company announced that it had completed successful initial testing of synthetic turf as a feedstock for its proprietary Hydrochemolytic™ Technology. In recent months, Aduro tested samples of synthetic turf waste, commonly used in sports stadiums and landscaping, using its Hydrochemolytic™ Technology with encouraging results. The samples reflected the typical multilayer structure of modern synthetic turf systems, including polyethylene grass blades, polypropylene thatch layers, primary and secondary polypropylene backing layers, residual infill materials such as silica sand and crumb rubber and polyurethane adhesives used to secure the backing and fibers. This complex composition, which combines multiple plastics, thermoset adhesives, and inorganic materials, poses challenges for mechanical recycling and limits compatibility with conventional chemical recycling methods that rely on cleaner, more uniform input streams. Testing showed that Aduro's chemical recycling process selectively converted the polyolefin components of the turf into shorter-chain hydrocarbon products, which are relevant as potential feedstocks for steam cracking and new polymer production. This was achieved without extensive preprocessing, as the process demonstrated tolerance for the mixed materials and contaminants typically present in aged turf systems. These outcomes contribute to ongoing efforts to evaluate the applicability of Hydrochemolytic™ Technology to complex waste streams that are not readily addressed by conventional recycling methods. As part of this initiative, the Company received synthetic turf samples from a global industry stakeholder for evaluation. Several other parties have expressed interest in the results, underscoring the growing demand for chemical recycling options in this segment.

On July 17, 2025, the Company announced its membership in both the Plastics Industry Association ("PLASTICS") and the Polystyrene Recycling Alliance ("PSRA"), a collaborative initiative of PLASTICS focused on advancing polystyrene recycling solutions. The PSRA brings together stakeholders from across the polystyrene value chain including resin producers, converters, recyclers, and technology developers to support technical collaboration, data sharing, and infrastructure development. The alliance promotes both mechanical and advanced recycling approaches aimed at improving recovery rates and creating viable end markets for polystyrene materials. Membership in PLASTICS connects Aduro to a broad network of resin producers, recyclers, converters, and brand owners committed to driving sustainability and circularity in the plastics industry. Through PLASTICS, Aduro will participate in working groups and policy discussions that shape the regulatory frameworks, standards, and infrastructure needed to expand the role of chemical recycling and advanced conversion technologies.

On July 3, 2025, the Company granted an aggregate of 743,500 stock options to purchase up to 743,500 Common Shares of the Company to certain directors, officers, employees and a consultant of the Company. The options are exercisable for a period of 5 years from the date of grant at a price of $13.50 per Common Share. The options will vest on a monthly basis over a period of two years from the date of grant. In addition, the Company granted 100,000 RSUs to a consultant of the Company. The RSUs will vest in three tranches, with the 35,000 RSUs vesting immediately upon grant, 35,000 RSUs vesting on the date which is 6 months following the date of grant, and 30,000 RSUs vesting on the date that is 12 months following the date of grant. All 743,500 options, 100,000 RSUs, and the common shares underlying such Options and RSUs are subject to a hold period of four months and one day from the date of issuance.

On June 26, 2025, the Company announced the appointment of David Weizenbach, P.Eng., as Chief Operating Officer, effective July 1, 2025. With over 30 years of experience in engineering leadership, operations, and industrial technology integration, including 25 years at NOVA Chemicals. For the past six months, Mr. Weizenbach has been working closely with the Company in a consulting capacity, supporting operational planning and scale-up strategy.

On June 20, 2025, the Company announced that the underwriters of its public offering which closed on June 11, 2025 fully exercised their over-allotment option to purchase an additional 142,180 Common Shares and 71,090 Warrants for total gross proceeds of approximately US$1.2 million. The Common Shares issued pursuant to the over-allotment option were sold in combination with an accompanying half Warrant (with each whole Warrant being exercisable into one Common Share). Each whole Warrant has an exercise price of US$10.13 per Common Share and are exercisable immediately and will expire three years from the date of issuance.

On June 11, 2025, the Company announced it closed a public offering of 947,868 Common Shares and 473,934 Warrants at a public offering price of US$8.44 per Common Share and accompanying half Warrant. The Company received aggregate gross proceeds of approximately US$8.00 million from the public offering, before deducting underwriting discounts and other related expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 142,180 Common Shares and/or an additional 71,090 Warrants, representing 15% of the Common Shares sold in the public offering, at the public offering price less underwriting discounts.

Financial Year Ended May 31, 2025

On May 21, 2025, the Company announced that it has engaged Delphi, a leading Canadian sustainability consultancy, to conduct a life cycle assessment of the Company's Hydrochemolytic™ technology for waste plastic processing. The life cycle assessment is part of Aduro's strategic roadmap to independently assess and quantify the environmental performance of its chemical recycling platform through a phased, data-driven process. With increasing regulatory and market emphasis on measurable environmental outcomes, the life cycle assessment provides a foundation for engaging stakeholders with credible, third party-reviewed information. Additionally, the life cycle assessment will provide critical data to assist in identifying and minimizing inefficiencies and energy consumption throughout the process, assisting in maximizing resource efficiency and reducing operational costs.

On May 13, 2025, the Company announced an agreement with Generation IACP Inc. to provide market making services aimed at improving the liquidity of Aduro's common shares. The agreement, effective May 12, 2025, includes an initial six-month term with automatic renewals. Generation will receive a monthly fee starting at US$8,000, increasing to US$9,000 in the first renewal term, and subsequently increasing by 3% annually. Generation, which is arm's length to Aduro, will trade shares to correct temporary imbalances in supply and demand without receiving stock options or other compensation.

On May 8, 2025, the Company announced the signing of a memorandum of understanding with Cleanfarms Inc. ("Cleanfarms"). This memorandum outlines a multi-phase collaboration to evaluate the technical and economic feasibility of using Aduro's Hydrochemolytic™ Technology as a potential commercial-scale solution for the chemical recycling of on-farm plastic waste. Cleanfarms, a Canadian Producer Responsibility Organization focused on agricultural waste management, will leverage its expertise to support the evaluation of HCT on real-world farm plastic materials. The collaboration will progress through three stage-gated phases. Phases A and B are binding, while Phase C is non-binding and contingent on the successful outcomes of the earlier phases. In Phase A, Aduro will conduct laboratory-scale testing on representative agricultural plastic waste samples provided by Cleanfarms, including mixed silage film, bale wrap, grain bags, bale netting, and polypropylene twine in their collected, unprocessed form. Aduro will assess sorting and pre-treatment requirements and conduct batch Hydrochemolytic™ processing trials to determine contaminant tolerance, conversion efficiency, and product composition. In Phase B, Cleanfarms will supply larger volumes of field-grade agricultural plastics for processing in Aduro's Next Generation Pilot plant. Aduro will evaluate system performance under continuous flow, investigate preprocessing needs, and assess operational stability. This phase will also include the development of a preliminary techno-economic and eco-efficiency model. Finally, in Phase C, contingent on the successful completion of Phases A and B, agricultural plastics may be evaluated as a potential feedstock for inclusion in Aduro's planned demonstration plant. This phase would support validation of continuous operation with agricultural plastics and further refine the techno-economic model.

On May 1, 2025, the Company announced a strategic collaboration with Siemens to supply advanced control systems and engineering services for Aduro's NGP Pilot Plant. This collaboration focuses on integrating Siemens' SIMATIC PCS neo distributed control system into the Pilot Plant, scheduled for commissioning in Q3 2025. Siemens will provide instrumentation, operator interfaces, and engineering services to support the plant's commissioning and performance optimization. Siemens is providing the automation and controls scope in alignment with Zeton Inc. ("Zeton"), the builder of the Pilot Plant, to ensure seamless system integration and efficient commissioning. Additionally, Siemens will contribute technical input as Aduro begins preparing for the design of a demonstration plant.

On March 13, 2025, the Company announced the signing of a memorandum of understanding with NexGen Polymers ("NexGen"). This memorandum of understanding details a framework for a proposed collaboration to develop a demonstration-scale HCT plant including securing feedstock supply, potential site selection, and plant operations to optimise data generation for the future development of configurable commercial solutions. NexGen is a leading supplier and broker of virgin and recycled polymers, with over 30 years of experience in polymer supply chain management, infrastructure and logistics. This partnership will leverage NexGen's expertise to support key operational requirements for Aduro's planned demonstration facility. The memorandum of understanding includes three stage-gated phases. Phase one is binding between Aduro and NexGen and outlines activities where the parties will collaborate on critical feasibility factors that lay the groundwork for the next demonstration plant, including (i) feedstock brokerage services to develop a robust supply chain; (ii) site selection, evaluation and preparation; (iii) site permitting, zoning and building approvals; (iv) and preliminary engineering and business model development. Phases two and three of the memorandum of understanding are non-binding and outline a framework for the execution of a potential joint venture agreement as well as a proposed collaboration on the commissioning and operations of a demonstration plant.

On February 27, 2025, the Company announced the appointment of Neha Nisar as Vice President of Finance. She brings over two decades of experience in financial leadership, risk management and strategic planning across diverse industries. Neha is a Chartered Accountant who has held key leadership roles at Marriott International, Canada Goose, and MEDNOW.

On January 30, 2025, the Company announced that it filed a patent application in the United States for a novel process design for effective implementation of its HCT. The design will be integrated into the NGP Pilot Plant, which remains on schedule for completion in the third quarter of 2025. This new patent application strengthens Aduro's position in advancing HCT chemistry and its practical implementation, allowing the Company to continue advancing its commercial path by building on its expanded intellectual property assets. The application also marks the achievement of a key milestone the Company set as part of its main objectives for the current year.

On January 23, 2025, the Company announced its successful completion of the basic engineering design phase for its HCT Pilot Plant, marking a significant milestone in the commercialization of its platform technology. This milestone marks a pivotal step in Aduro's journey to commercialize its HCT platform technology. With the Pilot Plant on track for completion in the third quarter of this year, the completion of the basic engineering design represents the culmination of many years of extensive research and development. Aduro has partnered with Zeton, a global leader in modular pilot and demonstration-scale plant design. Together, the two organizations are working diligently to advance the project toward installation and commissioning.

On January 23, 2025 the Company hosted a virtual fireside chat for shareholders.

On January 17, 2025, the Company rang the closing bell at the Nasdaq MarketSite in Times Square, New York.

On January 14, 2025, the Company appointed Dr. Arturo Gomez as Vice President of Engineering. The Company also entered into a marketing and consulting agreement with OTBC to build awareness as the Company continues to work on delivering key milestones and to provide marketing consulting and investor relations services, including marketing through OTBC's social media channels and online media distribution. Specifically, OTBC will employ various social media platforms, including Reddit, Discord, Telegram, X, StockTwits, YouTube, and Facebook to bring investor awareness to the Company. Under the OTBC Agreement, for an initial term of twelve months starting on January 15th, 2025 (the "Effective Date"), Aduro will pay OTBC an aggregate cash compensation of C$360,000 plus applicable taxes, with C$180,000 due within 7 days of the Effective Date, C$126,000 due within 3 months after the Effective Date and the remaining C$54,000 due within 6 months after the Effective Date. Additionally, Aduro has agreed to grant to OTBC 40,000 stock options of the Company. These options will be fully vested on the date of grant and exercisable for a one-year term at a price equal to the higher of: (i) the closing market price on the CSE on the trading day prior to the date of grant; (ii) the closing market price on the CSE on the date of grant; or (iii) C$9.00.

On December 11, 2024, the underwriters of its US Offering partially exercised their over-allotment option to purchase an additional 22,470 Common Shares at the public offering price of US$4.25 per Common Share. After giving effect to the partial exercise of the over-allotment option, the Company sold an aggregate 1,063,647 Common Shares for gross proceeds of approximately US$4.52 million, before deducting underwriter discounts and other related expenses.

On December 3, 2024, the underwriters of its US Offering partially exercised their over-allotment option to purchase an additional 100,000 Common Shares at the public offering price of US$4.25 per Common Share. After giving effect to the partial exercise of the over-allotment option, the Company sold an aggregate 1,041,177 Common Shares to the underwriters for gross proceeds of approximately US$4.43 million, before deducting underwriter discounts and other related expenses.

On November 22, 2024, the Company held its 2023/2024 annual general meeting at which all matters placed before the shareholders were approved.

On November 21, 2024, the Company participated in the Advanced Recycling Conference 2024 in Cologne, Germany at which Eric Appelman presented "An Effective Alternative to Pyrolysis in Chemical Recycling," highlighting the advantages of Hydrochemolytic™ Technology in handling mixed plastic waste with lower energy consumption and higher-value product yields.

On November 19, 2024, the Company announced it engaged Zeton, a globally recognized leader in the design and fabrication of pilot plants, demonstration plants, and small-scale commercial units. With over 800 projects delivered across 45+ countries, Zeton brings unmatched expertise and scale to the industry. Leveraging over three decades of experience, Zeton specializes in bridging the gap between laboratory innovation and commercial production. Its proven track record, global reach, and precision engineering capabilities position it as a trusted partner for Aduro. Together, Zeton and Aduro will design, build, and commission an HCT Pilot Plant, marking a key milestone in Aduro's commercialization pathway for transforming waste plastics into valuable chemicals. Previously referred to as the "Next Generation Process (NGP)" this 10 kg/hour HCT Pilot Plant represents Aduro's evolved focus on rightsized, modular, and scalable solutions. A key objective for 2024 has been the completion of the Pilot Plant design, which remains on schedule. Fabrication, delivery, installation, and commissioning are targeted for the third quarter of 2025. Concurrently, site preparation, staff training, and materials sourcing are progressing to ensure alignment with the project timeline.

On November 12, 2024, the Company announced it entered into a memorandum of understanding with GF Building Flow Solutions Americas, a leader in sustainable building solutions and global provider of Uponor-branded products. This memorandum of understanding marks an important step as the two companies explore a structured pathway to a formal collaboration agreement aimed at enhancing GF's ongoing efforts to convert Uponor crosslinked polyethylene production waste into valuable raw materials. GF is one of the leading international producers of pipes used to move water for buildings and infrastructure, including pipes made of cross-linked PEX ("PEX"). PEX pipes are commonly used in energy efficient heating and safe plumbing due to their robustness, temperature resistance and longevity. The engagement between Aduro and GF seeks to demonstrate that chemical recycling through Aduro's proprietary HCT can convert Uponor brand PEX waste into high-quality feedstock, enabling the consecutive manufacturing of products with the same high-quality and properties as in their previous life.

On November 8, 2024, the Company announced it closed its US Offering of 941,177 Common Shares at a public offering price of US$4.25 per Common Share. The Company received aggregate gross proceeds of approximately US$4.00 million from the US Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 141,176 Common Shares, representing 15% of the Common Shares sold in the US Offering, at the public offering price less underwriting discounts.

On November 7, 2024, the Common Shares were listed on the Nasdaq under the symbol "ADUR" and were delisted from the OTC Market Group Inc.'s OTCQB Venture Market.

On November 6 to 10, 2024, Aduro joined the Canadian Trade Commissioner Service at the Canadian CleanTech Roadshow in Mexico, showcasing its Hydrochemolytic™ Technology to potential collaborators and investors in the region. This event highlighted Aduro's commitment to exploring new markets and building international partnerships.

On October 29, 2024, the Company filed a registration statement on Form F-1 relating to the US Offering with the SEC as amended, and was declared effective by the SEC on October 29, 2024.

On October 3 and 4, 2024, the Company participated in the International Refining & Petroleum Conference 2024 (IRPC) in Houston, TX, highlighting advancements and fostering potential partnerships to support ongoing innovation and commercialization efforts. The Company's Chief Revenue Officer, Eric Appelman, presented Hydrochemolytic™ Technology as a cost-effective alternative to pyrolysis and shared insights on a patent-pending process to produce BTX chemicals from waste plastics and renewable oils.

On September 4, 2024, the Company announced it submitted a patent for a cost-effective and efficient process to produce BTX chemicals (benzene, toluene, and xylenes) from waste plastics and renewable oils, strengthening Aduro's IP and addressing high-demand markets. BTX compounds are essential building blocks for a wide array of high-value chemicals and materials, including plastics, paints, sealants, coatings, and pharmaceuticals. Aromatic chemicals like BTX are key building blocks, accounting for 40% of petrochemical production by volume. The new patent application marks significant progress towards a key objective set out by Aduro at the beginning of 2024, the expansion of the Company's technology and intellectual property position.

On August 31, 2024, Gene Cammack retired from his position as the COO of the Company.

On August 20, 2024, the Company consolidated its pre-Consolidation Common Shares on the basis of three and one quarter (3.25) pre-consolidation Common Shares for one (1) post-Consolidation Common Share.

On August 14, 2024, 13,333,328 pre-Consolidation Class B special warrants of the Company were converted into Common Shares upon satisfaction of the applicable performance milestone for no additional consideration on a one-for-one basis.

On August 7, 2024, the Company granted an aggregate of 826,169 pre-Consolidation stock options to purchase up to 826,169 Common Shares of the Company to certain directors, officers, employees and a consultant of the Company. The options are exercisable for a period of 5 years from the date of grant at a price of $6.50 per Common Share. The options will vest on a monthly basis over a period of two years from the date of grant.

On July 30, 2024, the Company announced a new collaboration with TotalEnergies. This collaboration follows previously announced technical evaluations and underscores the growing interest in Hydrochemolytic™ technology being developed by Aduro. After positive preliminary technical evaluations by TotalEnergies, the Company is now entering a R&D collaboration phase. This phase will focus on a more diverse range of waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The project aims to establish process parameters to manage these variable and hard-to-recycle feedstocks, optimize the process design and operating conditions, and lay the groundwork for a commercial process. Aduro's innovation is centered on deconstructing these materials into high value feedstocks suitable for the chemical industry. TotalEnergies SE will provide a confidential and non-material level of financial support to R&D activities and technology development, which will be spread over six phases based on the achievement of certain milestones. TotalEnergies SE also provides in-kind support to the Company, including access to technical resources and expertise in refining and petrochemical platforms. This collaboration aims to generate valuable data that will accelerate Aduro's technology development and scale-up. This includes establishing process parameters to manage diverse waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The collaboration aims to develop a practical and scalable commercial process for converting plastic waste into valuable feedstocks, aligning with TotalEnergies' objective of producing 30% circular polymers by 2030.

On July 16, 2024, the Company provided updates on its NGP for waste plastics. Following the successful completion of a series of tests and work done over the last 6 months, the Company is now conducting semi-industrial scale experiments to finalize reactor configurations. These experiments are crucial for determining the necessary configurations for the NGP. Aduro aims to begin constructing the NGP by the end of 2024. Initial engagements with design, engineering, and fabrication firms have begun. For 2024, Aduro has outlined three strategic initiatives: advancing the NGP design, converting participants in the CEP into the next phase of collaborations, and expanding its intellectual property portfolio further unlocking the value and addressable market for the HCT platform. All three strategic initiatives are integrated and collectively support the Company's path towards commercialization. Since early 2024, Aduro has conducted extensive testing and optimization on both its pilot-scale Hydrochemolytic™ continuous flow reactor for plastics and its laboratory batch reactors. Working in parallel to in-house programs, the Company has carried out ongoing research with external resources like the University of Western Ontario ("Western University") and CHILL in Geleen, Netherlands. In addition to supporting all three of the outlined strategic initiatives for 2024, this work focused on key project areas, including: process conditions, usage of different feedstocks, specifications of products, and pre- and post-treatment processes. Significant progress has been made in the following areas:

• Confirming the unique ability of HCT to produce substantially saturated hydrocarbons without the requirement for costly hydrogenation.

• Maximising yield and achieving lower losses to char and fuel gas.

• Ability to work with common undesirable polymers in the feedstock like polyester and polyamide.

• Confirming the effectiveness of HCT in processing difficult-to-recycle crosslinked polymers.

• Operating continuously for extended periods in a stable operating condition.

Additionally, the Company embarked on a process design strategy that pursues three parallel directions with different time horizons: the first working with relatively clean waste streams and relatively pure outputs, to be realized in a relatively simple process, the second working with more complex but still clean feedstocks, and the third where low-value contaminated feedstocks are converted. This provides a framework designed to generate valuable commercial solutions progressively and maximises speed to market.

On July 9, 2024, the Company announced it entered into an investor relations and digital services agreement (the "KCSA Agreement") with an arm's length marketing firm, KCSA of New York City, New York. KCSA provides investor relations and digital services, including building and managing Aduro's brand through their AmplifIR digital IR platform (the "Services"), for an initial term of six months beginning July 15, 2024 (the "Initial Term"), which Services shall continue thereafter unless either the Company or KCSA provides written termination notice not less than 30 days prior to the end of the Initial Term, and thereafter upon at least 30 days' written notice by either the Company or KCSA. In consideration for the Services, Aduro will pay KCSA a monthly fee of US$10,000 for investor relations services, a one-time project fee of US$12,500 upon execution of the KCSA Agreement, and US$106,400 for digital marketing services paid in two installments of US$53,200 over 2 months.

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 2,711,077 pre-Consolidation units, at a pre-Consolidation price of $1.30 per unit for gross proceeds of $3,524,400. Each unit was comprised of one pre-Consolidation Common Share and one‐half of one pre-Consolidation Common Share purchase warrant. Each full warrant entitles the holder to acquire one Common Share at a pre-Consolidation exercise price of $1.60 per Common Share for a period of two years from the date the units are issued. If during the exercise period of the Warrants, but after the resale restrictions on the shares have expired, the Common Shares trade at or above a closing pre-Consolidation price of $1.90 per Common Share on the CSE (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days, the Company may accelerate the expiry time of the Warrants by giving written notice to warrant holders by dissemination of a news release that the Warrants will expire on the 30th day from the date of providing such notice. The Company paid cash finder's fee of $144,054 and issued 74,059 pre-Consolidation finder's Warrants to certain finders in connection with the offering. Each finder's Warrant is exercisable into one Common Share at a pre-Consolidation price of $1.60 per Common Share for a period of two years after the closing date.

Financial Year Ended May 31, 2024

On April 15, 2024, the Company appointed Marcus Trygstad to the role of Principal Scientist. He previously held the role of Chief Technology Officer from April 23, 2021 to April 14, 2024.

On March 27, 2024, the Company announced the onboarding of a leading, multinational building materials company ("MBM Company") to its CEP. MBM Company has extensive manufacturing operations across over 20 countries and a global distribution reach. MBM Company is recognized for its vast range of building materials and is dedicated to promoting sustainability through material circularity, emphasizing the recycling and reuse of materials across its product lines. Their extensive product line includes solutions for infrastructure, energy systems, municipal sewer, ventilation, and water treatment. The engagement will begin with a technical evaluation project focused on assessing the potential of HCT for recycling crosslinked polymers, a key material in the client's product range. The test samples will be sourced from waste streams at the client's production facilities.

On March 5, 2024, the Company announced the onboarding of a leading, global multinational food packaging company ("MFP Company") to its CEP. MFP Company operates in over 15 countries and is a prominent player in the global food processing and distribution sector, boasting a portfolio of well‐known brands. At the core of its operations, MFP Company integrates environmental, social, and governance (ESG) principles, focusing on innovation and efficiency. The MFP Company is dedicated to recycling or recovering 90% of its solid waste and aims to reduce plastic use, increase the use of biodegradable and recycled materials, and minimize the use of virgin plastic. The technical evaluation project is focused on assessing the potential of HCT for recycling the MFP Company's plastic waste from food packaging. Through this project, the Company is conducting direct tests of HCT on the specific types of plastic waste produced by MFP Company with the objective of showcasing the technology's effectiveness and gaining a deeper understanding of the unique waste management challenges faced by the food industry. The goal is to highlight the advantages of HCT to MFP Company and develop a customized chemical recycling solution tailored to the specific needs for recycling food packaging plastic waste, positioning HCT as a viable solution for advanced recycling in the food industry.

On January 26, 2024, Ofer Vicus was appointed to the role of Executive Chairman of the Company.

On November 30, 2023, the Company announced the expansion of the phase one testing scope with the CEP participant announced previously on October 11, 2023. The additional testing included a more diverse range of waste plastic materials, specifically targeting those with higher concentrations of PET, polyurethane, metals, and other challenging contaminants. This testing expansion indicated the participant's interest in assessing the broader capabilities of the Company's technology. The expanded scope provides important data that will support its development and scale-up program as well as increase the respective project funding committed for phase one testing.

On November 7, 2023, the Company appointed Marie Grönborg to the Board. Also on November 7, 2023, Chris Parr resigned from the Board.

On October 11, 2023, the Company announced the addition of two new participants to its CEP. The confidential participants are large global petrochemical leaders with significant influence in the chemicals and plastics sector that extends into the global energy market. As part of the paid engagement, the participants will contribute funding to support the work being conducted by Aduro while also providing the opportunity for Aduro to perform analysis and experimentation using diverse waste polymers sourced from different locations and businesses across the world, each with varying compositions and contaminant levels.

On September 5, 2023, the Company announced that it had passed the project midpoint as part of the Shell GameChanger program and is underway with the tasks outlined for phase four. The tasks outlined for the first three phases involved evaluating the performance of HCT using pure and mixed plastic feeds, measuring the impact of HCT when contaminants are present, and understanding and optimizing the key additives in the process for effectiveness and economics. All three phases achieved results that aligned with mutually agreed performance targets. During phase four, Aduro will be demonstrating the efficiency of HCT process in a continuous flow set-up, focusing on operability and product quality. Additionally, Aduro will be examining how the process transitions from batch to a continuous system and evaluating the 'tunability' to maximize naphtha cracker feed yield.

On September 1, 2023, the Company appointed Eric Appelman to the position of Chief Revenue Officer.

The Company's participation in the Shell GameChanger Program was for technology evaluation only, with no commercial or ongoing commitments by Shell plc or the Shell GameChanger Program to the Company. The non-dilutive funding the Company received from the Shell GameChanger Program was minimal relative to its capitalization and was short term, and not regular or recurring, in nature. The Company's participation in the Shell GameChanger Program is nearing the final stages and any future relationship with Shell plc and/or the Shell GameChanger Program will depend solely on future agreements, if any. As of the date hereof, the Company has no such agreements for any further relationship or definitive partnership agreement with Shell plc or the Shell GameChanger Program.

On June 15, 2023, the Company announced the establishment of its European subsidiary, ACTE, based in Geleen, Netherlands. The Company's European subsidiary serves as the European hub and a conduit for achieving strategic goals in the region. The Netherlands was selected due to the Company's robust regional relationships, including its partnerships with Brightlands and CHILL. ACTE is focused on advancing the Hydrochemolytic™ process for plastics upcycling within the European market with the primary goal of constructing a future demonstration unit at Brightlands, showcasing the Company's patented HCT platform for tackling hard-to-recycle mixed plastics, mainly those rejected from other processes such as mechanical recycling.

2.2 Significant Acquisitions

During the most recently completed financial year ended May 31, 2026, the Company did not complete any acquisition that would be considered a "significant acquisition" as defined under Part 8 of NI 51-102.

3. DESCRIPTION OF BUSINESS

3.1 General Summary

Business Overview

The Company has developed a novel chemical conversion process to transform waste plastics and low-grade renewable oils into renewable fuels and specialty chemicals. The Company is an early-stage, Ontario-based clean technology company that has developed a highly versatile chemical technology platform featuring three water-based applications: Hydrochemolytic Plastics Upcycling, Hydrochemolytic Upgrading of Logistically Challenged Crude, and Hydrochemolytic Renewables Upgrading.

As of the date hereof, through acquisition and development, the Company owns ten patents, seven granted and four pending. The Company's future business model is based principally on licensing, royalties, and research and development. However, the Company is still investigating different business models that may be a better fit to its operations. Monetization of the Company's platform through a licensing model reduces the Company's need for capital while enabling a pathway to commercialization that its management believes is relatively straightforward, timely, and capital efficient. The Company is developing commercial partnerships by means of demonstration projects. The Company's management believes that this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long-term customer and partner relationships, a better understanding of geographical territories behaviors and characteristics and the potential impact of the technology from an environmental, social, and governance (ESG) criteria. Additional benefits are in gaining direct marketing information and guidelines that helps the Company shape its value proposition and tailor its offering to be most competitive in the market. In addition to commercial partnerships, partnering with organisations such as research partners enable significant leveraging of the dollar value shareholders are committing into the Company while advancing its commercialization interests.

For the founders of the Company, Ofer Vicus, CEO, and Marcus Trygstad, Principal Scientist, the impetus for the formation of the Company was the vision to develop Hydrochemolytic™ Technology for upgrading heavy oils. However, through scientific R&D efforts, it was discovered that certain principals of HCT could be applied beneficially in the seemingly unrelated fields of plastic and tire rubber upcycling and renewable oil upgrading, leading ultimately to discovery of the more powerful and versatile technology that overcomes severe limitations and related approaches practiced by others. As the key element of the Company's technology platform and the basis for its pathway to commercialization for plastics upcycling and bitumen upgrading, HCT and its application represents essential "Intellectual Property" in the form of proprietary know-how and ten patents (seven granted and four pending).

The purpose of the Aduro technology platform is to enable commercialization of configured solutions that transform lower-value feedstocks into useful, higher-value chemical feedstocks and fuels. Such solutions offer the possibility for stand-alone implementation, but management believes their greatest economic relevance and impact will be achieved through integration into thermal operation infrastructure at existing plants. Accordingly, Aduro aims to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

A key strength of the Company's approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs. The following are examples of specific applications, under consideration or being pursued, which illustrate the technology's adaptability:

1. Plastics Upcycling. This application converts waste plastics into feedstocks for producing new plastics or hydrocarbon fuels. Possible implementations may include (a) existing oil refineries for mass processing of waste plastic and tire rubber into petroleum streams; and (b) small and large waste disposal sites for direct production of fuels and high-value chemical feedstocks, thereby also avoiding the negative impact of transportation emissions and reducing the footprint of the landfill in an advanced material processing ecosystem; and  (c) manufacturers of plastic products interested in avoiding disposing of volumes of waste cuts into the waste streams.

2. Logistically Challenged Crude. HCT provides a high-impact upgrading pathway for both Alberta bitumen and highly-paraffinic waxy crudes, improving their chemical quality, flow properties, and refinery relevance.

I. Bitumen Upgrading. HCT can also potentially upgrades the bottom-of-the-barrel material from vacuum distillation, reducing viscosity, stabilizing the product, and converting heavy residue into more valuable distillate-range molecules. This transformation expands market access beyond specialized heavy-oil refineries, making bitumen streams compatible with a much larger number of North American and Global refineries - unlocking higher netbacks and reducing dependence on diluent and constrained logistics.

II. Highly Paraffinic Waxy Crude Upgrading. HCT breaks long-chain paraffins that drive extreme pour points, increasing the composition of valuable distillates and producing a freely flowing, stable crude that eliminates heated handling and insulated transport. This removes the long-standing logistical penalty and positions waxy crudes for broader refining markets rather than niche wax-tolerant buyers while improving the intrinsic value of the barrel, making it a crude of choice for light refineries.

In both cases, HCT converts stranded and/or discounted barrels into more flexible, higher-value feedstocks with materially improved logistics, pricing, and refinery acceptance.

3. Upgrading of Corn Distillers Oil. A byproduct from ethanol production, this and other renewable oils may be converted to renewable diesel feedstocks by the application of thermocatalytic deoxygenation ("TCD") technology, also developed and patented by Aduro. Besides integration into the backend of plants that produced ethanol from corn, this process may be applied to renewable oils from crushed oil seed operations, beef and poultry processing plants. It also may be integrated with existing biodiesel plants to produce renewable feedstocks for diesel, sustainable aviation fuel ("SAF") and specialty chemicals.

Intangible Properties - Technology

The Company's mission is to develop and commercialize applications based on its novel, patent-protected HCT platform that enables the transformation of lower-value feedstocks into higher-value chemicals and fuels. In doing so, the Company believes it addresses important and pressing issues faced by the global community. Originally conceived to radically enhance aspects of petroleum processing, the patent protected technology is based on leveraging unique properties of water to achieve two important outcomes. First is the transformation of intractable post-consumer plastics and tire rubber, as well as renewable oils and bitumen, into manageable liquid intermediates. Then follows their stabilization by the generation of a latent form of hydrogen derived from cheap, non-petroleum sources such as biomass ("H-source"). This second step performs the function of decades-old processes that rely on fossil-fuel-derived molecular hydrogen applied at elevated temperatures and pressure in the presence of expensive catalysts. By contrast, HCT activates the renewable H-source under significantly milder conditions without the requirement for such catalysts.

The Company believes its technology is novel since it is founded upon seven granted US-based patents, and four US-based patents pending, and because novelty is one of the main preconditions for receiving a patent grant. In particular, the Company has discovered a unique combination of chemical reactions occurring concurrently under selected circumstances to achieve the highly desirable objective of breaking down stubborn and contaminated mixtures of polymers to much more valuable products. Examples include the conversion of mixed plastic waste to input for base chemical processes like steam cracking, and the conversion of highly viscous bitumen to pipeline-transportable and processable look-alike crude oil.

To the best of the Company's knowledge, compared to current approaches designed to process petroleum feedstocks, the Company's HCT is designed to operate at relatively low temperatures. Based on the Company's research, this design may contribute to improved product quality, energy efficiency, and a reduced environmental footprint when compared to current approaches such as pyrolysis, Hydrothermal Liquefaction (HTL), or gasification. It is also highly configurable, supporting the vision of stand-alone, distributed deployment on smaller scales and volume feedstock or integration with existing operations, from biodiesel and ethanol plants to facilities for waste collection and recycling, to petrochemical plants. In addition, current findings suggest that the Company's technology offers the possibility for partial upgrading of crude oil that is relatively greener and cleaner than blending and conventional partial upgrading methods. Instead of being a single-purpose technology, the Company's Hydrochemolytic chemical recycling platform solutions can be applied in multiple ways that could lead to a reduced operational and environmental footprint. Unlike conventional methods for partial upgrading which rely on high temperatures and molecular hydrogen, the HCT process reduces the expected process complexity and energy requirements and therefore suggests higher performance with the use of lower energy consumption resulting in an overall greener approach.

Aduro has conducted extensive research on the HCT through numerous controlled technology evaluation sessions where interested organizations benchmark select materials provided by the interested organization. These evaluations are supported by data and reports which validate the environmental benefits of HCT. Based on Aduro's comparative studies through these technology evaluations, the following environmental benefits of HCT have been noted:

  HCT has a lower environmental footprint compared to traditional thermolytic technologies like pyrolysis and produces a higher yield at higher quality liquid from the same unit of waste plastics, thus the HCT process is more energy efficient;

  HCT can be applied to various feedstocks, as discussed in more detail below, which allows for the efficient processing of different materials, reducing the need for multiple specialized processes and further minimizing environmental impact;

  HCT generates fewer harmful by-products compared to conventional methods, which contributes to higher yield and higher quality liquid as a result of a cleaner and more sustainable operation, aligning with environmental, social, and governance (ESG) standards.

Equally important, the Company believes that it also reduces the environmental impact associated with some petroleum production and processing, landfilling, waste incineration, and gasification. Aduro's technology reduces the environmental impact of petroleum products as the Company's HCT has the ability to recycle more material that is rejected from current approaches and that otherwise could be destined for incineration and landfill, thus reducing the ultimate environmental impact compared to if the same materials were not recycled. Additionally, by increasing the overall recycling rate of waste plastics into oils that would go into the production of plastic, while saving the need to produce and process molecular hydrogen, HCT reduces the expected negative environmental impact by providing a solution for producing new plastic products from more recycled plastics and in return offers a way to reduce the production of new plastics that come from petroleum production.

The core HCT developed by the Company's team of experienced scientists and engineers demonstrates high versatility. Through their ingenuity and knowledge, they have enhanced and tuned it to address problems in three important techno-commercial sectors.

1. Hydrochemolytic Plastics Upcycling

The Company's patented HCT offers the potential for converting plastics representing over 70% of those in municipal solid waste streams (US EPA data) that would otherwise end up in landfills or be incinerated, yet it does so with significantly higher yields and efficiency versus traditional techniques while directly obtaining a product of higher quality. The application of HCT to waste polyethylene (PE) and polypropylene (PP) offers the possibility to generate high-quality feed for naphtha crackers that produce starting materials for platform chemicals and more plastics like polyethylene and polypropylene. Polystyrene, which is problematic for some chemical recycling technologies, also can be converted to valuable chemicals that include the starting material used to make polystyrene. All of this reduces the demand for plastics produced from petroleum as well as carbon emissions from incineration of plastics. A significant portion of plastic waste, such as mixed plastic waste and contaminated packaging films, cannot be recycled mechanically; it therefore is either incinerated or discarded in the environment. The Aduro regenerative chemical recycling technology picks up where mechanical recycling leaves off: it can convert difficult-to-recycle waste plastics into useful platform chemicals, feedstocks for the production of more plastics in a circular regime, and transportation fuels.

2. Hydrochemolytic Upgrading of Logistically Challenged Crude

The Company's HCT also offers the potential to materially improve the quality and value of bitumen, reducing viscosity and density to significantly lower diluent requirements and improve producer netbacks. Operating at comparatively low temperatures, HCT delivers these benefits with reduced energy demand and lower associated emissions. Rather than relying on high-temperature cracking or hydrothermal processing, HCT uses selective chemical reactions to deconstruct heavy asphaltenes into lighter, stable molecules, producing a cleaner, more refinery-compatible stream. Upgraded bitumen shows reductions in sulfur, metals, and acid number, and the metals recovered-including nickel and vanadium-may offer additional value as high-purity commodities for emerging applications such as grid-scale energy storage.

Aduro scientists have further extended the application of HCT to highly-paraffinic crude oils (HPC), applying the same chemistry that improves flow, stability, and distillate yield in wax-rich streams. These crudes, despite their attractive product slate, are burdened by extreme pour points that force reliance on heated, insulated transport and restrict access to only a handful of regional refineries, as seen with Uinta Basin production. By improving both the physical and chemical properties of HPC, HCT has the potential to materially reduce these logistical constraints, broaden refinery compatibility, and elevate the overall value of the barrel-benefiting producers seeking wider markets and refiners seeking flexible, high-quality light feeds.

3. Hydrochemolytic Renewables Upgrading

Unlocking the hydrocarbon content of seeds or fruit of plants offers the possibility to reduce the demand for "below surface" crude oil (petroleum), but this is not easy because of the way oxygen is bound up in renewable oils. Removing that oxygen is necessary to maximize the usefulness as feedstocks for chemicals and fuels. The challenge is to do quickly what happened in the geological time frames that eliminated oxygen from petroleum. Chemical reactions that selectively eliminate oxygen from renewable oils produce high purity hydrocarbons that can serve as feedstocks for fuels and chemicals normally produced from petroleum. The process can be configured for stand- alone operation or integrated with existing biofuel operations to increase their efficiency.

The Company has established a patent strategy for its technology based on initial lab experiments that explored early Hydrochemolytic™ concepts. The Company's HCT is protected by the following seven issued patents and four pending patent applications as of the date hereof:

1. SYSTEM AND METHOD FOR CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE OIL AND BITUMEN US

(i) Patent Number: 9,783,742 B2

(ii) Type: Original filing

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: October 28, 2013

(vi) Issued: October 10, 2017

(vii) Expires: December 8, 2035 (anticipated)

(viii) Foreign: Canada, Germany, France, Italy, Russian Federation, United Kingdom

2. SYSTEM AND METHOD FOR CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE OIL AND BITUMEN

(i) US Patent Number: 9,644,455 B2

(ii) Type: Continuation in part from US 9,783,742 B2

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: March 18, 2014

(vi) Issued: May 9, 2017

(vii) Expires: November 4, 2034 (anticipated)

(viii) Foreign: Canada, Colombia, Germany, France, Italy, Russian Federation, United Kingdom

3. METHOD FOR EXTRACTING AND UPGRADING OF HEAVY AND SEMI-HEAVY OILS AND BITUMENS

(i) US Patent Number: 8,372,347 B2

(ii) Type Original filing

(iii) Inventor(s) Brian Berkowitz, Stephen R. Dunn, and Ishai Dror

(iv) Orig. Assignee Yeda Research and Development Co Ltd.

(v) Owner Aduro Energy, Inc. (by legal agreement)

(vi) Filed April 11, 2011

(vii) Issued February 12, 2013

(viii) Expires November 14, 2025 (anticipated)

(ix) Foreign: Canada

4. SYSTEM AND METHOD FOR PRODUCING HYDROTHERMAL RENEWABLE DIESEL AND SATURATED FATTY ACIDS

(i) US: Patent Number 11414606

(ii) Type: Original from Provisional 62/757,520 filed Nov 8, 2018

(iii) Inventor(s): W. Marcus Trygstad, Anil K. Jhawar, Muhammad B. I. Chowdhury, and Shaun J. Fraser

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: November 7, 2019

(vi) Issued: August 16, 2022

(vii) Expires: 2039 anticipated

(viii) Foreign: n/a

5. SYSTEM AND METHOD FOR HYDROTHERMAL UPGRADING OF FATTY ACID FEEDSTOCK

(i) US Patent Number: 10,900,327

(ii) Type: Continuation in part from US 10,323,492

(iii) Inventor(s): W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: November 20, 2017

(vi) Issued: January 26, 2021

(vii) Expires: 2034 (anticipated)

(viii) Foreign: n/a

6. SYSTEM AND METHOD OF CONTROLLING AND OPTIMIZING THE HYDROTHERMAL UPGRADING OF HEAVY CRUDE AND BITUMEN

(i) US Patent Number: 10,323,492

(ii) Type: Continuation of US 9,644,455

(iii) Inventor: W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: May 5, 2017

(vi) Issued: June 18, 2019

(vii) Expires: 2034 (anticipated)

(viii) Foreign: n/a

7. METHOD FOR EXTRACTING AND UPGRADING OF HEAVY AND SEMI-HEAVY OILS AND BITUMENS

(i) US Patent Number: 7,947,165

(ii) Inventor: Brian Berkowitz et al.

(iii) Assignee: Aduro Energy, Inc.

(iv) Filed: September 14, 2005

(v) Issued: May 4, 2011

(vi) Expires: 2028 (anticipated)

(vii) Foreign

The Company has four additional patent applications that are currently pending, as follows:

1. CHEMOLYTIC UPGRADING OF LOW-VALUE MACROMOLECULE FEEDSTOCKS TO HIGHER-VALUE FUELS AND CHEMICALS

(i) US Application Numbers: Serial #: 19/427,300 (continuation-in-part); original Serial #: 17/494,360

(ii) Type: Continuation-In-Part of Original Filing from two Provisionals

(iii) Inventor(s): W. Marcus Trygstad and Anil K. Jhawar

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: December 19, 2025 (continuation-in-part)

(vi) Foreign: Original is pending in Australia, Brazil, Canada, China, Colombia, the European Patent Office, India, Japan, Republic of Korea, Mexico, Saudi Arabia and the United Arab Emirates, and has issued in South Africa (Patent No. 2024/03365, issued December 18, 2024) under PCT Application No. PCT/IB2022/000333; CIP is pending under PCT/US26/15158;

2. SYSTEM AND METHOD FOR CONVERTING WASTE POLYOLEFINS, RENEWABLE OILS, AND PARAFFINIC CRUDES TO AROMATIC COMPOUNDS

(i) US Application Numbers: Serial #: 19/298,660

(ii) Type: Non-provisional from Provisional 63/750,098 filed Jan 27, 2025, and is a Continuation-In-Part of 17/494,360

(iii) Inventor(s): Satyam Dixit, Anil K. Jhawar, Birendra Adhikari, W. Marcus Trygstad

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: August 13, 2025

(vi) (ix) Foreign: PCT Application No. PCT/IB2025/000414, filed August 13, 2025

3. CHEMOCATALYTIC CONVERSION OF POLYADDITION POLYMERS IN LOW-VALUE FEEDSTOCKS TO HIGHER-VALUE HYDROCARBONS

(i) US Application Numbers: Serial #: 19/459,759

(ii) Type: Non-provisional from Provisional 63/750,098 filed January 27, 2025

(iii) Inventor(s): W. Marcus Trygstad, Anil K. Jhawar, Birendra Adhikari

(iv) Assignee: Aduro Energy, Inc.

(v) Filed: January 26, 2026

(vi) Foreign: PCT Application No. PCT/US26/12685, filed January 27, 2026

4. UPGRADING OF HIGHLY PARAFFINIC CRUDE OIL BY CONVERSION OF HYDROCARBON COMPOUNDS HAVING SUBSTANTIALLY SATURATED CHAINS TO LOWER-MOLECULAR-WEIGHT HYDROCARBONS

(i) US Application Numbers: Serial #: 19/655,294

(ii) Type: Continuation in part from US Serial #: 19/459,759

(iii) Assignee: Aduro Energy, Inc.

(iv) Filed: April 22, 2026

Technology Development Status

The Company has developed its technology platform to address different applications and market sectors. The Company has developed a significant amount of proprietary know-how which is the basis for its patents and expects to continue to generate additional know-how which in return is expected to result in the further expanding its intellectual property patent portfolio. The Company is currently in the stage of scaling up its technology to a commercial process for its plastic and logistically challenged crude applications.

This process will be designed, built and tested on a pilot scale and subsequently scaled up further to demonstrate on a commercial scale. The NGP Pilot Plant represents the critical technical bridge between laboratory development and the Company's First -of-a Kind ("FOAK") industrial plant within Aduro's structured scale-up pathway.

The significant milestone in the commercialization of its platform technology is the completion and commissioning of the NGP Pilot Plant. Completion of the basic engineering design and the detailed design phase were completed in January 2025. The procurement of critical long-lead equipment, site preparation and infrastructure enhancements necessary for the installation of the NGP Pilot Plant were completed as scheduled in July 2025. The installation of the Pilot Plant was also completed as scheduled in September 2025 with the initial commissioning process initiated immediately upon installation. In February 2026, The NGP Pilot Plant has transitioned into initial operating campaigns and directly supporting the Company's commercial scale-up through planned campaigns for ongoing research, customer engagement, and feedstock qualification. In January 2025, the Company filed a patent application for a novel process design that will be integrated into the Pilot Plant.

The Pilot Plant is positioned to play a pivotal role in supporting Aduro's CEP by highlighting the application of HCT on simpler materials that offer near-term commercial viability. Concurrently, the plant will function as a testing and development platform for gaining the necessary expertise to process more challenging, harder-to-recycle, and lower-value feedstocks. This phased approach aligns seamlessly with Aduro's commercialization strategy, ensuring the technology evolves into a highly adaptable solution capable of addressing a wide range of feedstocks effectively.

To support the growth achieved to date and accommodate the Pilot Plant and associated growth in personnel, the Company expanded its laboratory and office facilities in London, Ontario, Canada. The expanded site supports the advancement of Aduro commercialization efforts, including the customer engagement program, technology demonstration to potential customers, and research and development of new technologies to further broaden the Aduro technology platform.

In calendar year 2025, Aduro advanced its Hydrochemolytic™ technology scale-up pathway through the commissioning of the Pilot Plant for end-of- life plastics. The Pilot Plant is expected to generate the necessary data to determine and optimize the specifications for Aduro's planned commercial demonstration plant, provide essential inputs for a life cycle assessment to evaluate and quantify environmental performance data of the HCT at a pilot scale, and serve as a primary resource to accelerate and expand customer and industry partner engagement by delivering technology demonstrations, data analysis, and customer trials.

Building on the growth achieved and ongoing progress toward the commercial deployment of HCT, the Company selected Chemelot Industrial Park in the Netherlands as the location for its planned industrial scale-up facility, which will host a first-of-a-kind industrial plant deploying HCT for chemical recycling of waste plastics, with project completion expected in early calendar year 2028.

For the FOAK facility, planned for Chemelot Industrial Park in the Netherlands, Aduro has been advancing multiple parallel workstreams including permitting, site integration, feedstock logistics, customer engagement, engineering development, and commercialization planning. During 2026, the Company has appointed a local Project Director who will oversee the planning and execution of site development activities for the FOAK facility, contracted Ebert Hera B.V. to lead the civil and environmental permitting process for its FOAK industrial facility, and selected Saipem for Early Works and Services focusing on early engineering and procurement activities for the FOAK, including review of the Process Design Package, optimization of critical equipment packages, preliminary utility integration, and capital cost refinement.

Additional information on the status of the Company's projects and CEP are detailed in the "Summary of Current Projects" section of this document.

Customer Engagement Program

CHILL, Brightlands, the Shell Game Changer Program, MFP Company, MBM Company, TotalEnergies, Cleanfarms, ECOCE and others are part of the Company's CEP. As discussed herein, the Company has adopted an approach where it engages with prospective customers and potential partners at a relatively early stage in its development process. These prospective customers and potential partners include petrochemical companies (that are looking to source circular feedstock to meet future circularity regulation), waste management companies (that are seeking to optimize the value realized from waste), users of plastic goods such as packaging for fast moving consumer goods (that are and will be confronted with "Extended Producer Responsibility" and the related costs), and resource companies (that want ways to transport bitumen to have it converted into more valuable products).

A primary objective of these connections, which the Company describes as customer engagements, is to provide the Company with guidance for the development of its technology and business. The Company's industry has a very unsettled regulatory landscape, various waste plastic streams, alternative valorization strategies, corporate strategies and competing technologies. A secondary objective of the CEP is to access complementary knowledge within the larger, and more established organizations of its potential partners. Apart from the invaluable guidance in the Company's technological development, the Company regards the connections in its CEP as an endorsement of its efforts by reputable and established organizations.

The CEP has three successive stages as follows:

1. Technology evaluation - in this stage, prospective customers are evaluating the benefits of the Company's technology.

2. Collaboration - in this stage, prospective customers are provided with a more in depth understanding of the Company's technology with possible customization for their specific needs.

3. Commercialization - in this stage, customers will be committing to commercial projects by entering into an agreement with the Company.

Presently, all of the relationships with prospective customers and potential partners in the Company's CEP are in the technology evaluation and collaboration stages and the Company does not have any definitive partnership or material collaboration agreements in place. The Company's engagement with prospective customers is largely driven by ongoing purchase orders whereby prospective customers agree to certain milestones or activities as part of its R&D roadmap. Following completion of the milestone, the Company reports back to the prospective customers with data to assist the customer in evaluating its technology, analyzing how the technology is performing over time, and gaining a deeper understanding of how a future commercial solution can support the customers' commercial requirements. The purchase orders contain specific technical deliverables for each particular engagement which are required for its completion. However, the purchase orders do not contain any milestones that guarantee any further work or agreements thereafter. The Company considers these engagements to be normal course evaluations of its technology and there are no guarantees that any subsequent purchase orders, letters of intent or definitive partnership agreements will result from any of the Company's existing relationships with prospective customers.

Principal Markets

The Company is directing its HCT into applications or uses in three principal markets. The following provides further explanation about these markets and the Company's potential customers.

Hydrochemolytic™ Plastics Upcycling

Demand for a solution to handle plastic waste has been gaining attention on diverse fronts globally, being driven by growing public concern, media coverage, attention from various global agencies, and policy development by local and national governments. The global plastics pollution problem is in the spotlight due to the sheer quantities of plastic waste and the absence of integrated, large-scale solutions.

Key potential customers include the following:

1. refineries;

2. polymer producers;

3. global and local energy companies;

4. remote communities;

5. national and International waste collection companies;

6. municipalities; and

7. governments.

Hydrochemolytic Upgrading of Logistically Challenged Crude

Alberta's heavy oil industry is under pressure to develop more efficient, more environmentally friendly methods to transport heavy crude oils. Likewise, the range of traditional options that the industry has relied on is being severely tested and seems to deliver incremental improvements where a paradigm change is needed. The Company's HBU technology represents an example of such sort of change. Aduro HCT offers the potential to materially improve the quality and value of bitumen, reducing viscosity and density to significantly lower diluent requirements and improve producer netbacks. Operating at comparatively low temperatures, HCT delivers these benefits with reduced energy demand and lower associated emissions. Rather than relying on high-temperature cracking or hydrothermal processing, HCT uses selective chemical reactions to deconstruct heavy asphaltenes into lighter, stable molecules, producing a cleaner, more refinery-compatible stream. Upgraded bitumen shows reductions in sulfur, metals, and acid number, and the metals recovered-including nickel and vanadium-may offer additional value as high-purity commodities for emerging applications such as grid-scale energy storage.

Aduro scientists have further extended the application of HCT to highly-paraffinic crude oils (HPC), applying the same chemistry that improves flow, stability, and distillate yield in wax-rich streams. These crudes, despite their attractive product slate, are burdened by extreme pour points that force reliance on heated, insulated transport and restrict access to only a handful of regional refineries, as seen with Uinta Basin production. By improving both the physical and chemical properties of HPC, HCT has the potential to materially reduce these logistical constraints, broaden refinery compatibility, and elevate the overall value of the barrel-benefiting producers seeking wider markets and refiners seeking flexible, high-quality light feeds.

Key potential customers include:

1. Canadian provincial heavy oil producers;

2. international high paraffinic waxy crude producers;

3. international heavy oil producers; and

4. refineries.

Hydrochemolytic™ Renewables Upgrading

This technology offers the possibility to transform renewable oils into renewable motor fuels, sustainable aviation fuel, and specialty chemicals in scalable formats that can be integrated straightforwardly into existing operations.

Potential customers include:

1. ethanol producers;

2. seed crushing plants that produce renewable oils;

3. biodiesel plants seeking to respond to market demands;

4. farmers seeking diversification through growing non-food oil seed crops on marginal lands; and

5. poultry and beef producers.

Production and Services

The Company's business model is based principally on licensing, royalties, and research and development. However, the Company is still investigating different business models that may be a better fit to its operations. Monetization of the Company's clean energy platform through a licensing model reduces its needs for cash while enabling a pathway to commercialization that is relatively straightforward and fast. The Company aims to develop commercial partnerships by means of demonstration projects. This strategy has been demonstrated to be very effective for securing customer feedstock and funding commitments. Deliverables include reports that detail: the technology; its performance (including yields and mass balance); the key parameters and operational variables including chemical characterization of the feedstock and products; economic considerations covering product value and operational costs; operational considerations, and environmental considerations including its greenhouse gas ("GHG") footprint and life cycle analysis. Among the business benefits are developing long-term relations, evaluation of different business models and better understanding of geographical territories behaviors and characteristic. The Company is currently in discussions with several organizations to establish a project to substantiate and quantify its GHG footprint and provide a life cycle analysis that will be unique to its platform and products. The Company anticipates this project will commence during the 2025 calendar year and will operate in parallel to the development of the Company's NGP. The GHG footprint and life cycle analysis will help the Company further understand the environmental impact of its products and processes, and provide insight into where more sustainable practices can be incorporated, if any.

Specialized Skill and Knowledge - Research and Development

The Company has discovered and developed the chemistry that undergirds its HCT for Hydrochemolytic Upgrading of Logistically Challenged Crude, Hydrochemolytic Renewables Upgrading for converting renewable oils to renewable chemicals and fuels, and Hydrochemolytic Plastics Upgrading that recovers value from components in plastic waste for the circular economy. Thus, HCT is not one thing, but an approach or platform that the Company configures for different applications. Certainly, doing that depends critically on an understanding of how HCT works at the molecular level. But equally, it requires deep knowledge about the unique properties of the various feedstocks. Beyond that, the Company has the chemical engineering expertise required for scaling up to commercial reality. The Company is in full possession of its Intellectual Property that includes critical know-how and patents. These are the product of the Company's creative, skilled team of R&D chemists and engineers, including its Principal Scientist. Yet, the Company's capability to continue developing and commercializing HCT in diverse applications does not reside with any individual, but is distributed amongst team members and protected in patents, internal reports, and extensive laboratory documentation.

Competitive Conditions

The Company has developed a technology platform that applies subcritical water in the presence of relatively low-cost catalyst and a low-cost chemical agent used as hydrogen equivalent to promote selective carbon-carbon bond scission in hydrocarbons. The platform can be used to upgrade logistically challenged crude, convert oils and fats to biofuel, and convert waste plastics to high-quality feedstock for virgin plastics.

The Company believes that its HCT platform represents a new scientific approach which may offer potential advantages over existing processes (including those involving plastic waste) in the form of reduced capex, higher profitability at smaller scales, higher yields, higher quality output, reduced requirements for output post-treatment, more feedstock flexibility enabling the potential use of cheaper feedstocks, and higher tolerance for contamination in feedstock. Further, the Company is not aware of any competing technologies that employ this Hydrochemolytic approach commercially and, as a result, it is not aware of any direct competition for its particular technology platform. However, the Company acknowledges the existence of multiple technologies, some of which are currently in development, and it continues to evaluate the competitive landscape as the market and industry evolve.

However, with multiple industry applications, the Company's competitive landscape varies greatly across the industry. In particular, the Company faces competition from companies that use established blending and upgrading approaches as well as a variety of other recycling processes. For example, many organizations employ technologies that aim to conduct chemical recycling for waste plastics, with the "pyrolysis approach" being the main and direct competitor.

These competing technologies have been developed over many years by different organizations that have pursued this approach, yet they share the same "DNA" with all pyrolytic technologies. In the Company's view, such processes suffer from some chemical and/or economic limitations and thus the anticipated commercial benefits of the HCT platform differentiate its technology from current competitors.

The Company's process deploys a new approach where a new set of chemical reactions result in an overall better performance. The Company has discovered and patented a unique combination of chemical reactions occurring concurrently under selected circumstances to achieve the highly desirable objective of breaking down stubborn and contaminated mixtures of polymers to much more valuable products.

Marketing and Investor Relations

Aduro has engaged with multiple marketing and investor relations service providers at different times over the past several years as these providers have different areas of expertise and reach for their audiences. This strategic approach allows Aduro to leverage diverse skills and networks to enhance its investor relations and marketing efforts. The only active engagements of this nature as of the date of this AIF are between Aduro and the following:

  CCM: This engagement is for market communications and digital content services. It began on April 14, 2023, for an initial term of six months and continues month-to-month. CCM uses a blend of digital content and strategic communications to provide awareness to shareholders. The communications are delivered on cleantechstocks.com/aduro and through Google display and video ads.

  WTR: This engagement is to provide comprehensive research coverage and strategic investor engagement services to support Aduro's growth objectives and enhance visibility within the institutional investment community. The engagement began on April 1, 2026 for an initial term of six months, and may be renewed for a subsequent six-month period.

New Products

The Company has not publicly announced the introduction of a new product.

Components

Aduro Energy is an early-stage business focusing on research and development and as such has not started production of any finished products. As a result, there is no information on sources, pricing and availability of raw materials.

Environmental Protection

The Company has its own laboratory facility at 542 Newbold St., London, Ontario, N6E 2S5, Canada. This property is approximately 11,131 square feet. The Company uses this property for R&D, experimentation programs, and customer technology trials programs. There are no encumbrances on this property.

Other than as detailed below, there are no environmental issues that may affect the Company's utilization of the Company's assets.

The Company's site operates under current government regulations, as such they are controlled and monitored to comply with current regulations. The site test or process samples of products and do not process commercial volume of products. Therefore, to the best of the Company's knowledge, exposure to unexpected release of products such as gas or liquid is expected to have a minimal and localized environmental impact if any.

Employees

As of May 31, 2026, 2025 and 2024, the Company had 33, 25 and 25 employees, respectively. The Company's employees are not members of a labor union.

The Company's workforce is based out of its laboratory facilities and office in London, Ontario, Canada.

The breakdown of full-time employees and contractors by main category of activity and geographic location, as at May 31, 2026 is as follows:

Activity	Number of Full-Time Employees/Contractors	Location
Engineering, Operations and Research & Development	20	London, Ontario, Canada
Engineering, Research & Development	1	Edmonton, Alberta, Canada
Engineering	1	Quito, Ecuador
Principal Scientist	1	Texas, USA
Sales & Marketing	1	Germany
General & Administration	2	Toronto, Ontario, Canada
General & Administration	1	London, Ontario, Canada
General & Administration	1	Richmond, British Columbia, Canada

General & Administration	1	Mexico
Executives	1	Edmonton, Alberta, Canada
Executives	1	North York, Ontario, Canada
Executives	1	Vancouver, British Columbia, Canada
Executives	1	Netherlands

Cycles

The business of the Company generally is not affected by seasonality.

Economic Dependence

The Company does not expect to be affected in the current financial year by renegotiation or termination of contracts or sub-contracts.

The Company does not have any material contracts upon which it is substantially dependent. See Section 13 - "Material Contracts" for further information regarding the material contracts of the Company.

Foreign Operations

The Company does not have any commercial foreign operations. The Company’s indirect wholly-owned subsidiary, Aduro Clean Technologies Europe B.V., is currently engaged only in development activities and does not carry on any commercial operations. Certain of the Company’s personnel are also located outside of Canada.

Lending Operations

The Company is not engaged in the business of lending and does not intend to advance loans to third parties.

Bankruptcy, Receivership or Similar Proceedings

The Company has not been subject to any voluntary or involuntary bankruptcy, receivership or similar proceedings.

Reorganizations

See Section 3.1 - "Business Overview" for more information.

Social or Environmental Policies

As the Company is still in its development stages, it has not implemented any social or environmental policies that are fundamental to its operations.

Regulatory Environment

The Company's current and planned operations are and will be subject to environmental, health and safety regulation and standards in the jurisdictions in which it and any of its facilities operate, including but not limited to the Canadian Environmental Protection Act and the Environmental Protection Act of Ontario. These regulations require the Company to obtain certain approvals and permits to operate its facilities as well as mandate, among other things, the maintenance of air, water, and soil quality standards. These regulations also establish limitations on emissions and discharges to water, air and land, the generation, handling, transportation, storage and disposal of solid and hazardous waste, and employee health and safety.

The current governmental regulatory landscape in which the Company operates is highly dynamic and continuing to develop. Key areas and trends relating to the regulatory landscape include the following:

  Increased general acceptance and regulatory framework supporting chemical recycling. For many years, only mechanical recycling had been considered as proper recycling because it left the polymer intact. However, in the end, only about 25% of all plastic waste can be treated this way, not only because the remainder is too dirty to recycle, but also because standards for new plastic goods related to safety (food packaging as an example) or performance (like high-performance automotive parts) effectively block the use of mechanically recycled material. Upcoming regulations in the European Union, for instance, are now recognizing the complementary nature of mechanical and chemical recycling.
  Increased general acceptance and regulatory framework around the use of mass-balance in recycling. This is about being able to label a part of a chemical factory's output as recycled, based on the amount of recycled feedstock taken in. If a mixture of recycled and non-recycled feedstock is used, it is impossible to distinguish on a molecular level, and failure to apply a mass balance approach will restrict chemical recycling. Mass balance has already been accepted as a viable approach in industry and is now increasingly being accepted in regulatory frameworks as well.
  Increased general acceptance and regulatory framework around "minimal recycled content" requirements. This kind of regulation will create a market for recycled materials even in circumstances where recycling pathways have difficulty to compete financially with material based on virgin mineral oil (which benefits from more than 100 years of optimization and scaling of its technologies).
  Increased regulatory framework around Extended Producer Responsibility regulation. These regulations make the party that puts plastic articles in the market financially responsible for its collection and safe recycling. This regulation makes for instance consumer good companies like supermarkets, brand owners that market anything from shampoo to peanut butter, and car producers, pay cash for every ton of plastic they use, typically to a body that subsequently contracts separate collection and waste management. Extended Producer Responsibility regulation is already in place in much of Europe and Canada and is likely to become a cornerstone of United Nations policies to reduce plastic waste globally.

All of these regulatory developments (and the overview above is not intended to provide an exhaustive list) are developing in directions which are generally favorable for chemical recycling and the Company, although the speed and details of regulatory changes vary from country to country.

There may be a negative effect on the Company's business by the developing regulatory environment, however, no such negative effect is immediately foreseen by the Company as of the date hereof. The Company's technology operates at relatively mild conditions with non-hazardous auxiliary chemicals and waste streams that do not present any risks uncommon to the chemical industry. Furthermore, given the nature of the Company's technology platform applications, the Company believes that future regulation related to emissions of GHGs, waste management, microplastics and circularity will increase the demand for technological solutions such as ours.

3.2 Summary of Current Projects

Brightlands and CHILL

On November 2, 2021, the Company announced that it has entered into discussions with Brightlands, an international shared innovation community located in Limburg, the Netherlands, to partner and develop the Hydrochemolytic technology for the chemical recycling of waste plastic.

The collaboration's likely objective will be to initiate a project to complete an installation that applies the HCT to demonstrate, on a tons-per-day scale, the conversion of a mixture of waste plastics to useful feedstock for chemical processes. Interest in this project by Brightlands is a result of its comprehensive review of Aduro HCT, which identified the possibility that HCT provides distinct advantages over traditional pyrolysis for transforming mixtures of waste plastics into valuable, high-purity products, such as value-added chemicals or feedstock for the production of virgin polymers.

Aduro and Brightlands continue to engage in discussions and Aduro provides regular updates on its operational progress. Both organizations continue to evaluate the optimal strategy and timeline for the potential partnership and related project based on Aduro's strategic goals.

On March 2, 2023, the Company announced that it entered a partnership with CHILL for an experimentation program at the Brightlands, the purpose being to support optimization of NGP and to accelerate commercialization. The Company provides financial support to CHILL through a Platinum Partnership and in return receives access to skilled researchers, specialized equipment for testing and analysis of data, and additional services including access to CHILL partner events and public relations campaigns. This project was completed in December 2024 and the data generated by the project was combined with other Aduro research programs to support its strategic goals.

On January 29, 2026, the Company announced that it has selected Chemelot Industrial Park in Sittard-Geleen, Netherlands, located within the Chemelot chemical site, as the location for its planned industrial scale-up facility. The facility will host the FOAK industrial plant deploying HCT for the chemical recycling of waste plastics, building on prior pilot scale validation, and previously referred to in the Company's public disclosures as the Demonstration Plant. Brightlands is located at Chemelot and serves as an open-innovation and scale-up ecosystem for the chemical and materials industries.

Joint Research in Partnership with Western University

On October 27, 2022, the Company announced that its joint research project in partnership with Western University has been awarded $1.15 million in non-repayable funds by the National Sciences and Engineering Research Council Alliance and Mitacs Accelerate Grants Program. Additionally, over the duration of the project, Aduro will contribute an additional amount of $382,500, for a total project budget of $1.53 million.

The technical objective of this research project is to evaluate the effects of intrinsic and extrinsic contaminants present in plastic feedstocks including food, organic waste, plasticizers, and fillers, under varying conditions to maximize output, quality, and yield. The project also aims to improve pre- and post-processing techniques. This supports Aduro's commercial objective of developing optimal strategies to minimize costs for pre-processing systems that sort and separate waste plastic feedstocks. The project is expected to advance and further augment the implementation of Hydrochemolytic technology for chemical recycling of mixed post-consumer industrial and consumer plastics. All intellectual property generated from the project, which includes know-how, right to protect with patents, and patents themselves, will be owned by Aduro. The project will employ up to 18 professionals all dedicated to Aduro commercialization efforts with Aduro communicating on a bi-weekly basis with the Western University team.

This project continues to advance with ongoing experiments supporting the refinement of feedstock preparation protocols; it remains active and is expected to be completed in calendar year 2026, consistent with its funding timeline.

Zeton

On November 19, 2024, the Company announced that it has engaged Zeton to lead the design and fabrication of its NGP pilot plant. Zeton is a globally recognized leader in the design and fabrication of pilot plants, demonstration plants, and small-scale commercial units. With over 800 projects delivered across 45+ countries, the company brings significant expertise and scale to the industry.

Zeton has worked closely with Aduro to translate laboratory and bench-scale learnings into a modular system capable of supporting customer engagements and internal development at an increased scale. In parallel, Aduro undertook significant facility upgrades at its London, Ontario laboratory to prepare for installation. These activities ensured that the laboratory infrastructure is aligned with the requirements of the new facility.

The modular process skids fabricated by Zeton completed Factory Acceptance Testing (FAT) prior to shipment and were delivered to the London Ontario site in October 2025. After completion and delivery of the modular process skids, Zeton remained actively engaged during integration and commissioning.

NexGen

On March 13, 2025, the Company announced its memorandum of understanding with NexGen, a leading supplier and broker of virgin and recycled polymers with over 30 years of experience in polymer supply chain management, infrastructure, and logistics. NexGen specializes in securing, storing, and distributing polymer feedstocks through its extensive logistics network, which includes warehousing, rail, and truck infrastructure. The memorandum of understanding details the proposed collaboration to develop a demonstration-scale HCT plant including securing feedstock supply, potential site selection, and plant operations to optimize data generation for the future development of configurable commercial solutions.

This engagement will apply NexGen expertise to support key operational requirements for the planned facility to demonstrate Aduro technology. The memorandum of understanding and respective collaboration with NexGen align with Aduro strategic goals, ensuring its scale-up program is progressing efficiently by securing the long lead items necessary for the deployment of the demonstration plant concurrently with the buildout of its NGP plant. The memorandum of understanding is comprised of three stage-gated phases. Phases two and three of the memorandum of understanding are non-binding and outline a framework for the execution of a potential joint venture agreement including collaboration on the commissioning and operations of a demonstration plant. The technology, including any improvements or modifications made during the proposed joint venture, will be the sole and exclusive property of Aduro. Phase one is binding between Aduro and NexGen and outlines activities where the parties will collaborate on critical feasibility factors that lay the groundwork for the demonstration plant, including: feedstock brokerage services, site selection and preparation, site permitting and approvals, preliminary engineering, and business model development.

On August 14, 2025, the Company announced that feedstock preparation for its NGP pilot plant was underway, in collaboration with NexGen, to secure and qualify representative waste-plastic streams, catalyst, and other process inputs for its planned start-up and operations. This follows several months of work with NexGen to evaluate a range of potential waste plastic feedstocks to the NGP pilot plant.

Siemens

On May 1, 2025, the Company announced a strategic collaboration with Siemens, a leader in industrial automation and digitalization, to supply advanced control systems and engineering services for the Company's NGP pilot plant. Siemens' role is centered on the integration of advanced automation and control systems to ensure reliable operation of the facility and the generation of high-quality process data by providing automation and controls scope for the pilot plant being built by Zeton, to ensure seamless system integration and efficient commissioning.

Siemens installed the NGP plant's automation and control systems in October 2025 and supported calibration and validation to ensure reliable process performance and proper data acquisition. These coordinated efforts provided the framework for a safe and efficient start-up.

Delphi

On May 21, 2025, the Company announced that it has engaged Delphi, a leading Canadian sustainability consultancy, to conduct a life cycle assessment of the Company's HCT for waste plastic processing. The project will begin with a screening-level life cycle assessment focused on GHG emissions and energy use, associated with implementation of HCT. This assessment, based on pre-pilot-scale performance data and forward-looking design parameters, will follow ISO 14040 and 14044 frameworks to provide directional insights into the HCT environmental profile. Subsequent phases of the life cycle assessment will incorporate operational data from the Company's NGP pilot plant, which is currently under construction. A final phase is anticipated to support a comparative life cycle assessment, benchmarking the Hydrochemolytic process against other chemical recycling approaches as the NGP pilot plant will be fully commissioned.

Confidential Independent International Commodities Trading Company

On March 12, 2026, the Company announced that it has signed a non-binding letter of intent with a leading independent international commodities trading company active in the sourcing, logistics, and marketing of naphtha and certified circular hydrocarbon streams. The letter of intent establishes a framework to evaluate and qualify Hydrochemolytic oil produced by the Company for future offtake agreements. The letter of intent includes a committed offtake arrangement for the initial production parcel tied to the Company's FOAK industrial plant planned for construction at Chemelot Industrial Park in Geleen, Netherlands. It establishes a structured Pilot-to-FOAK validation program intended to determine product value, confirm specification alignment, and evaluate the reproducibility of Hydrochemolytic oil while supporting downstream market positioning as part of the circular hydrocarbon markets. Under Phase 1 of the engagement, the Issuer will provide samples of Hydrochemolytic oil produced at its NGP pilot plant. Phase 2 establishes a commercial validation step upon commissioning of the FOAK industrial plant.

Confidential Global Engineering, Procurement, and Construction ("GEPC") Company

On March 19, 2026, the Company announced that its wholly owned subsidiary, Aduro Energy Inc., has signed a non-binding memorandum of understanding with a leading GEPC company to jointly develop a comprehensive commercial licensing package for HCT for the chemical recycling of mixed and contaminated post-consumer plastic waste that is not suitable for mechanical recycling to support deployment across multiple markets. The memorandum of understanding establishes a framework and stage-gated activities to support the development of the technology and of a commercial licensing model for HCT. The memorandum of understanding is non-binding and does not create any obligation on either party to proceed with any particular transaction and any work under the framework will be subject to mutually agreed scopes of work. The development of the Licence Package and any Licence Business will be subject to technical results, financing, completion of definitive agreements, and the approvals of the parties' respective governance bodies.

Ebert HERA

On April 9, 2026, the Company announced that it awarded the contract to lead the permitting process for its FOAK industrial facility at Chemelot Industrial Park, Netherlands to Ebert HERA. Ebert HERA was selected based on its established reputation and role within the Chemelot ecosystem and its experience coordinating permitting processes across multiple regulatory bodies in the Netherlands.

Under the contract, Ebert HERA will lead the preparation and coordination of civil and environmental permit applications, including safety, health, and environmental assessments, and will manage engagement with the relevant regulatory agencies. This work is expected to define the regulatory pathway for the FOAK facility. The current permitting scope is being developed to also accommodate potential future capacity expansion as part of the Company's long-term plan to develop the FOAK facility into a commercial-scale site.

Ortessa

On June 17, 2026, the Company announced that ACTE, the Company's European subsidiary, has signed a non-binding memorandum of understanding with Ortessa, a Dutch group of enterprising waste companies, to evaluate the development of a feedstock logistics center to support the Aduro FOAK industrial site at Chemelot Industrial Park in Sittard-Geleen, the Netherlands. The potential collaboration with Ortessa is intended to support secure, reliable, and efficient storage and delivery of suitable, specification-ready post-use feedstock. ACTE and Ortessa will evaluate a feedstock preparation and logistics pathway, including the potential use of one or more Ortessa sites to host and manage suitable post-use feedstock for the Chemelot project. This work may include the identification and aggregation of suitable post-use feedstock streams, assessment of cleaning, drying, agglomeration or other pre-treatment requirements, and development of the inventory management, quality-control, documentation, material coding, storage, hosting, and logistics systems needed to support reliable feedstock supply for start-up, operation, and future expansion.

Uinta Basin Feedstock Supply and Development Program

On July 30, 2026, the Company announced progress in its paraffinic crude development program through the securing of yellow and black paraffinic crude feedstocks from multiple Uinta Basin sources; the completion of a dedicated continuous-flow unit; and the expansion of its London facility to support ongoing development activities. As part of a broader consolidation of operations, the Company relocated equipment and operating activities in Ontario from Sarnia to London and expanded its research, engineering, and operations teams. These initiatives are intended to support extended continuous-flow testing, process development and optimization, and the advancement of HCT applications for paraffinic crude upgrading.

Saipem S.p.A

On August 19, 2026, the Company announced the selection of Saipem S.p.A (“Saipem”) for Early Works and Services supporting the development of Aduro’s FOAK HCT Facility at Chemelot in the Netherlands. Saipem, a global leader in the engineering and construction of major projects for the energy and infrastructure sectors, both offshore and onshore, is recognized globally for delivering complex industrial and energy infrastructure projects and brings extensive experience in process engineering, modular project execution, downstream facilities, and industrial-scale technology deployment. The initial phase of the collaboration focuses on early engineering and procurement activities, including the review of the Process Design Package, optimization of critical equipment packages, preliminary utility integration, and capital cost refinement. These activities are intended to mature the project definition while incorporating operating data generated through Aduro’s NGP Pilot Plant. Subject to successful completion of each development stage, the parties’ continued evaluation of the project, and the execution of definitive agreements, the collaboration is expected to progress through front-end engineering design, detailed engineering, procurement, construction, commissioning, and start-up.

Participants in Customer Engagement Program

Shell Gamechanger Program

On November 3, 2022, the Company announced its successful selection and acceptance into the Shell GameChanger Program to apply Aduro's HCT for producing sustainable naphtha cracker feedstock from polyethylene, polypropylene, and polystyrene, individually or on a mixed-feed basis. Shell GameChanger is an accelerator program designed to partner with businesses to deliver innovative solutions that have the potential to drastically impact the future of energy and the transition to net-zero emissions.

To support the project, Shell contributes non-dilutive funding with the contribution payments being spread over six project phases, each phase and its associated payment being contingent on meeting the objectives of the previous phase. In addition, Shell will provide technical expertise to help Aduro develop reliable process designs and optimize HCT for commercial implementation. Shell GameChanger will also mentor Aduro in developing its commercial strategy and market position.

On September 5, 2023, the Company announced that it had passed the project midpoint as part of the Shell GameChanger program and is underway with the tasks outlined for phase four. The tasks outlined for the first three phases involved evaluating the performance of HCT using pure and mixed plastic feeds, measuring the impact of HCT when contaminants are present, and understanding and optimizing the key additives in the process for effectiveness and economics. All three phases achieved results that met defined performance targets. During phase four, Aduro will demonstrate HCT efficiency in continuous-flow operation with emphasis on operability and product quality. Additionally, Aduro will examine process transitions from batch to continuous-flow and evaluate 'tunability' to maximize naphtha cracker feed yield.

On December 16, 2025, the Company announced its successful graduation from the Shell GameChanger Program.

TotalEnergies SE

On October 11, 2023, the Company announced the addition of a new participant to its CEP. The confidential participant is a large global petrochemical leader with significant influence in the chemicals and plastics sector that extends into the global energy market. As part of the paid engagement, the participant will contribute funding to support the work being conducted by Aduro while also providing the opportunity for Aduro to perform analysis and experimentation using diverse waste polymers sourced from different locations and businesses across the world, each with varying compositions and contaminant levels.

On November 30, 2023, the Company announced the expansion beyond the initial testing with the CEP participant mentioned above, which includes testing a more diverse range of waste plastic materials, specifically targeting those with higher concentrations of PET, polyurethane, metals, and other challenging contaminants. This testing expansion indicated the participant's interest in assessing the broader capabilities of our technology. The expanded scope provides important data that will support our development and scale-up program as well as increase the respective project funding committed for phase one testing.

On July 30, 2024, the Company announced it entered into a Research and Development (R&D) strategic collaboration with the previously confidential CEP participant, TotalEnergies SE. This collaboration follows technical evaluations announced previously and underscores the growing interest in the Company's HCT. The collaboration, which is expected to span over twelve months, will focus on a more diverse range of waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The project aims to establish process parameters to manage these variable, hard-to-recycle feedstocks, optimize the process design and operating conditions, and lay the groundwork for commercial scale-up. TotalEnergies SE will provide both financial and in-kind support, including access to technical resources. This collaboration aims to lay the groundwork for a commercial process, as well as to generate valuable data to assist the Company's technology development. The collaboration remains active and in its final stage, nearing completion.

Confidential Petrochemical Company

On October 11, 2023, the Company announced the addition of another participant to its CEP. The participant is a major global petrochemical company with significant market presence in the Americas and worldwide. As part of the paid engagement, the participant has contributed funding to support the work being conducted by Aduro.

Since joining, the participant has provided multiple representative feedstocks for testing under HCT conditions. These feedstocks have been evaluated at Aduro facilities and through analysis conducted independently by the participant. Results of these studies have been encouraging, with the participant expressing particular interest in the quality of the product generated. This engagement remains active.

Multinational Food Packaging Company

On March 5, 2024, the Company announced the onboarding of a leading, global MFP Company to its CEP. MFP Company operates in over 15 countries and is a prominent player in the global food processing and distribution sector, boasting a portfolio of well‐known brands. At the core of its operations, MFP Company integrates environmental, social, and governance principles, focusing on innovation and efficiency. The MFP Company is dedicated to recycling or recovering 90% of its solid waste and aims to reduce plastic use, increase the use of biodegradable and recycled materials, and minimize the use of virgin plastic. The technical evaluation project is focused on assessing the potential of HCT for recycling the MFP Company's plastic waste from food packaging. Through this project, the Company is conducting direct tests of HCT on the specific types of plastic waste produced by MFP Company with the objective of showcasing the technology's effectiveness and gaining a deeper understanding of the unique waste management challenges faced by the food industry. The goal is to highlight the advantages of HCT to MFP Company and develop a customized chemical recycling solution to meet the specific needs for recycling food packaging plastic waste and position HCT as a viable solution for advanced recycling in the food industry. This engagement remains active.

GF Building Flow Solutions Americas

On March 27, 2024, the Company announced the onboarding of a leading, multinational building materials company ("MBM Company") to its CEP. MBM Company has extensive manufacturing operations across over 20 countries and a global distribution reach. MBM Company is recognized for its vast range of building materials and is dedicated to promoting sustainability through material circularity, emphasizing the recycling and reuse of materials across its product lines covering infrastructure, energy systems, municipal sewer, ventilation, and water treatment. The engagement will begin with a technical evaluation project focused on assessing the potential of HCT for recycling cross-linked polymers, a key material in the client's product portfolio. Test samples will be sourced from waste streams at the client's production facilities.

On November 12, 2024, the Company announced its entry into a memorandum of understanding with GF Building Flow Solutions Americas ("GF"), a leader in sustainable building solutions and global provider of Uponor-branded products. GF is one of the leading international producers of pipes used to move water for buildings and infrastructure, including pipes made of PEX, which are commonly used in energy-efficient heating and safe plumbing due to their robustness, temperature resistance and longevity.

GF previously participated in the Aduro CEP to conduct a phase 1 technical evaluation focused on assessing the potential of HCT for recycling cross-linked polymers. Initial results from this technical evaluation demonstrated that Aduro HCT has the unique ability to break down cross-linked polyethylene to raw material for the manufacture of ethylene. The memorandum of understanding marks an important step as the two companies explore a pathway to a formal, structured collaboration to enhancing the ongoing GF effort to convert byproduct from Uponor production of PEX into valuable raw materials. This engagement remains active.

Cleanfarms

On May 8, 2025, the Company announced the signing of a memorandum of understanding with Cleanfarms, which is known as AgriRÉCUP in Quebec. Cleanfarms is a Canadian Producer Responsibility Organization  focused on agricultural waste management. The memorandum of understanding outlines a multi-phase collaboration to evaluate the technical and economic feasibility of using Aduro's HCT as a potential commercial-scale solution for the chemical recycling of on-farm plastic waste that is currently difficult to manage through conventional methods. The memorandum of understanding and respective collaboration aim to assess the potential of HCT to convert difficult-to-recycle agricultural plastics into usable hydrocarbon products, supporting improved diversion, resource recovery, and circularity in the farming sector.

Cleanfarms operates within Extended Producer Responsibility frameworks in several Canadian provinces and works with more than 200 member companies and a network of over 2,000 collection sites to ensure these materials are responsibly managed. In 2023, Cleanfarms achieved an 87% recovery rate for pesticide and fertilizer containers under 23 litres, reflecting the effectiveness of its programs and the commitment of Canadian farmers to environmental practices. These capabilities make Cleanfarms a critical partner in enabling real-world evaluation of Aduro's HCT, which has demonstrated strong performance on contaminated and mixed-polymer feedstocks. This engagement remains active.

ECOCE

On December 3, 2025, the Company announced that it has entered into a multi-year framework collaboration agreement with ECOCE, to jointly evaluate HCT as a potential chemical recycling solution for flexible and mixed plastic packaging in Mexico, a large and particularly challenging waste stream that ECOCE has identified as a priority. ECOCE is a non-profit environmental civil association created and sponsored by the food and beverage industry. It administers Mexico's national private collective packaging management plan for post-consumer PET, HDPE, aluminum, and other materials on behalf of its member companies. Through nationwide collection, education, and take-back initiatives, ECOCE coordinates the recovery of post-consumer packaging and channels it into recycling systems across Mexico, a country of approximately 132 million people. Under this collaboration, ECOCE and Aduro are focused on evaluating the application of HCT on real post-consumer flexible plastic packaging, including multi-layer and mixed structures, sourced through ECOCE's post-consumer packaging collection and management systems. The collaboration contemplates that ECOCE would identify, characterize and supply representative material, while Aduro would conduct a structured, multi-stage program of Hydrochemolytic testing at its development facilities, from laboratory through pilot scale, to help assess processability, yields, product quality, and potential applications for the resulting liquid products. On July 16, 2026, the Company announced that following completion of Phase 1 feedstock mapping and stream selection, its collaboration with ECOCE has advanced to a testing campaign that will evaluate their conversion into liquid hydrocarbon products for downstream circular plastics applications. Phase 1 drew on ECOCE's ongoing national feedstock mapping program, conducted for its member companies, from which the parties completed the selection of candidate material streams for the next stage of work.

AstroTurf

On June 30, 2026, the Company announced the signing of a memorandum of understanding with AstroTurf, the original inventor and innovator of synthetic sports surfacing to evaluate the application of Aduro's HCT to end-of-life synthetic turf. The memorandum of understanding establishes a framework for Aduro and AstroTurf to evaluate how HCT, together with appropriate mechanical pre-treatment, can support a technical and economic pathway for recovering the polyethylene and polypropylene fractions of end-of-life synthetic turf and converting them into liquid hydrocarbon products suitable for use as circular feedstock in existing petrochemical infrastructure.

3.3 Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the clean energy technology industry. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company.

This section describes risk factors identified as being potentially significant to the Company. Additional risk factors may be included in other documents previously disclosed by the Company.

In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company's securities, existing business activities, financial condition, results of operations, plans and prospects. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Aduro's business.

Risks Related to the Company's Business

The Company has not reached profitability and currently has negative operating cash flows and a negative net tangible book value.

For the year ended May 31, 2026, the Company generated a loss of $(26,849,013), bringing its accumulated deficit to $(61,890,879).

The Company has minimal revenues and expects significant increases in costs and expenses as it invests in expanding its R&D, and operations. Even if the Company is successful in increasing revenues from sales of licensing its technologies, it may be unable to achieve positive cash flow or profitability for a number of reasons, including but not limited to, an inability to control R&D costs, increases in its general and administrative expenses, and a reduction in its licensing revenues price due to competitive or other factors. An inability to generate positive cash flow and profitability until the Company reaches a sufficient level of sales with positive gross margins that cover operating expenses, or an inability to raise additional capital on reasonable terms, will adversely affect the Company's viability as an operating business.

The Company operates in a capital-intensive industry and will require a significant amount of capital to continue operations.

If the revenue from the Company's operations, if any, is not sufficient to cover its cash requirements, the Company will need to raise additional funds through the sale of equity or other securities, or the issuance of additional debt. Financing may not be available at terms that are acceptable to the Company, if at all.

The Company's ability to obtain the necessary financing for its business is subject to a number of factors, including general market conditions and investor acceptance of its business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to the Company. If the Company is unable to raise sufficient funds, it will have to significantly reduce its spending, delay or cancel its planned activities, or substantially change its current operations and plans in order to reduce its cost structure. The Company's competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in its markets given their access to capital, if the Company's access to capital does not improve or is further limited. The Company might not be able to obtain any funding, and the Company might not have sufficient resources to conduct its business as projected, both of which could mean that it would be forced to curtail or discontinue its operations.

The Company may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs.

Others, including the Company's competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with the Company's ability to develop, market and license its technologies, which could make it more difficult for the Company to operate its business. From time to time, the holders of such intellectual property rights may assert their rights and urge the Company to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. The Company may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase its operating expenses. In addition, if the Company is determined to have infringed upon a third party's intellectual property rights, it may be required to cease developing, marketing and/or licensing its intellectual properties, to pay substantial damages and/or license royalties, to redevelop or redesign its technologies, and/or to establish and maintain alternative branding for its technologies. In the event that the Company were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Patent applications for pending and future patents which are necessary to the Company's commercial operations may be rejected by the US Patent and Trademark Office and the Company may have to invest significant time and resources in prosecuting its patents, including negotiating rejections.

Patent applications for the Company's pending and future patents which are necessary to its ongoing commercial operations may be rejected by the US Patent and Trademark Office and the Company may have to invest significant time and resources in prosecuting its patents, including negotiating application rejections. The patent examination process is inherently subjective. Different patent examiners may interpret prior art and patent claims differently. Their opinions on novelty, non-obviousness, and adequacy of disclosure can vary. This subjectivity increases the risk of rejection, as it depends on the examiner's perspective. To be patentable, an invention must be novel (not previously disclosed) and non-obvious (not an obvious variation of existing technology). If the patent office determines that the invention lacks novelty or is too obvious, it may reject the application. Companies invest substantial time and resources in preparing patent applications. A rejection means wasted effort, delays and increased expenditures in protecting valuable innovations.

The Company depends on certain key personnel who hold substantial knowledge and know-how related to its technology, and its success will depend on its continued ability to retain and attract such qualified personnel.

Much of the knowledge and related know-how that are foundational to the Company's unique Hydrochemolytic™ Technology chemistry, being a core aspect of the Company's value, is held in the collective development history and experience of its technology and executive team, including the Company's CEO and co-founder, Ofer Vicus, and the Company's Principal Scientist and co-founder, Marcus Trygstad.

As a result of this, the Company's future success depends substantially on the continued services of these and other executive officers and key development personnel. If one or more of the Company's executive officers or key development personnel were unable to or unwilling to continue in their present positions, it might not be able to replace them easily or at all. In addition, if any of the Company's executive officers or key employees joins a competitor or forms a competing company, it may lose the historical and experiential knowledge and know-how that these key professionals and team members have developed and possess.

Conflicts of interest may arise due to the Company's directors and officers serving, or serving in the future, as directors and officers of other companies.

Certain directors and officers of the Company also serve, or may serve in the future, as directors and/or officers of other companies, or have significant shareholdings in other technology companies, and consequently conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. There can be no assurance such conflicts of interests will be resolved to the benefit of the Company. However, any decision made by any of these directors and officers involving the Company must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with, and subject to such other procedures and remedies as applicable, under the Business Corporations Act (Canada) and other applicable laws.

The Company is subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on its business and operating results.

The Company is subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on the Company and its operating results.

In particular, the Company's current and planned operations are and will be subject to environmental, health and safety regulation and standards in the jurisdictions in which it and any of its facilities operate, including but not limited to the Canadian Environmental Protection Act and the Environmental Protection Act of Ontario. These regulations require the Company to obtain certain approvals and permits to operate the Company's facilities as well as mandate, among other things, the maintenance of air, water, and soil quality standards. These regulations also establish limitations on emissions and discharges to water, air and land, the generation, handling, transportation, storage and disposal of solid and hazardous waste, and employee health and safety. The time required to obtain approvals and permits by such regulatory authorities is unpredictable. Any delay in obtaining the necessary approvals and permits, or failure to obtain such approvals and permits, may significantly delay or impact the Company's business and could have a material adverse effect on its operating results. Failure to comply with applicable environmental, health and safety laws may result in significant fines or other enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and require the Company to take corrective measures including significant additional capital expenditures for installation of additional equipment. The Company may also be required to compensate those suffering environmental loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed on it for violations of applicable environmental laws or regulations. The Company's management believes that environmental legislation is evolving in a manner that will impose strict standards and enforcement, increased fines and penalties for any non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes to environmental or employee health and safety laws or more vigorous enforcement thereof could require extensive changes the Company's operations, give rise to material liabilities or result in additional costs or delays.

Security breaches and other disruptions to the Company's information technology networks and systems could substantially interfere with the Company's operations and could compromise the confidentiality of its proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted the Company to date.

The Company relies upon information technology systems and networks, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from its customers. Additionally, the Company collects and stores sensitive data, including intellectual property, proprietary business information, the proprietary business information of its suppliers, as well as personally identifiable information of its employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to the Company's business operations and strategy. Despite security measures and business continuity plans, the Company's information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to its networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise the Company's systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage the Company hopes to derive from its investment in technology. The Company's insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Risks Related to the Company

It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.

The Company is a corporation existing under the laws of British Columbia, Canada. Some of the Company's directors and officers, and the experts named in this AIF, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. Consequently, although the Company has appointed an agent for service of process in the United States, it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Company's directors and officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against the Company or its directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or (ii) would enforce, in original actions, liabilities against the Company or its directors, officers or experts predicated upon the United States federal securities laws or any such state securities or "blue sky" laws.

The Company is an "emerging growth company," and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make its Common Shares less attractive to investors.

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act". For as long as the Company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in the Company's periodic reports and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The Company will cease to be an emerging growth company upon the earliest of:

  the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more);

  the last day of the Company's fiscal year following the fifth anniversary of the completion of its first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933;

  the date on which the Company has, during the previous three-year period, issued more than US$1,000,000,000 in non- convertible debt; or

  the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

The Company cannot predict if investors will find the Common Shares less attractive because it may rely on these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Company's share price may be more volatile.

The Company is an early-stage technology business that faces the risks of product and technology failure, unforeseen research and development delays, weak market acceptance, possible change in government regulatory and competition from new entrants.

The Company's strategy is to focus on developing its clean technology platform. The Company's technology platform is an early-stage technology platform developed to upgrade renewable oils as well as waste plastics, rubber, and bitumen into higher value products. The Company has invested and continue to invest a significant portion of its resources into this segment and will need to raise additional financing to pursue its business strategy. As with other comparable early-stage technology businesses, the Company faces the risks of product and technology failure, unforeseen R&D delays, weak market acceptance, possible change in government regulatory and competition from new entrants. Realization of any of these risks could have a significant negative impact on the Company's anticipated future cash flows and its growth strategy.

The Company's products and services are dependent upon advanced developments in its technologies which are susceptible to the impact of rapid technological change.

The Company's products and services are dependent upon advanced developments in its technologies which are susceptible to the impact of rapid technological change. There can be no assurance that the Company's products and services will not be seriously affected by, or become obsolete as a result of, such technological changes. Further, some of the Company's applications are currently under development and there can be no assurance that these development efforts will result in a viable product or service as conceived by the Company or at all.

Given the highly competitive and rapidly evolving clean energy technology environment in which the Company operates in, where its products and services are subject to rapid technological change and evolving industry standards, it is important for the Company to constantly enhance its existing product offerings, as well as develop new product offerings to meet strategic opportunities as they evolve. The Company's ability to enhance its technologies, products, and services and to develop and introduce new innovative products and services to keep pace with technological developments and industry standards and the increasingly sophisticated needs of its clients and their customers will significantly affect its future success.

The Company's future success depends on the commercialization of its technology, including ability to design and produce new products and services, deliver enhancements to its existing products and services, accurately predict and anticipate evolving technology and respond to technological advances in its industry, and respond to its customers' shifting needs. While the Company anticipates that its R&D experience will allow the Company to explore additional business opportunities, there is no guarantee that those business opportunities will be realized. If the Company is unable to respond to technological changes, or if it fails to or is delayed in developing products and services in a timely and cost-effective manner, the Company's products and services may become obsolete, which would negatively impact potential sales, profitability and the continued viability of the business.

Since developing new products and services in the clean energy sector is very expensive, the Company may encounter delays when developing new technology solutions and services, and the investment in technology development may involve a long payback cycle. The Company's future plans include significant investment in technology solutions, R&D and related product opportunities. The failure to properly manage the expanding offering of products and services as well as the failure to develop and successfully market new products and services at favourable margins could have an adverse effect on the Company's business.

The reliability of the Company's technology will be critical to its success.

The Company's reputation and ability to attract, retain and serve its customers is dependent upon the reliable performance of its technology, products and services. The Company's technology is new, and as such it has no history on which it can build or rely. The Company may experience interruptions, outages and other performance problems related to its technology, products or services. Such disruptions may be due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints and inadequate design. A future rapid expansion of the Company's business could increase the risk of such disruptions. In some instances, the Company may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any errors, defects or security vulnerabilities discovered in the Company's offerings could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect the Company's business, results of operations and financial condition.

The Company faces competition within its industry that may pose significant risk to its market position, revenue potential, and overall business performance.

The clean technology industry is highly competitive, and the Company competes with a substantial number of companies that have greater financial, technical and marketing resources. As such, the Company is exposed to competition which could lead to loss of contracts or reduced margins and could have an adverse effect on its business. The Company's competitors may offer better solutions or value to its prospective customers or substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by it in the markets in which it operates will not have a material adverse effect on its business. If the Company's competitors are successful in offering better pricing, service or products than the Company, this could render its product and services offerings less desirable to merchant customers, resulting in the loss of merchant customers or a reduction in the price it could earn for its offerings.

The Company faces vulnerability due to fluctuations in commodity prices, impacting profit margins and overall financial stability.

The potential profitability of the Company's operations will be significantly affected by changes in the market price of various renewable fuels and other commodity prices. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in renewable fuel and other commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of diesel fuel has fluctuated widely in recent years, and future significant price declines could cause continued commercial production to be impracticable. Depending on the price of diesel fuels, potential cash flow from future operations may not be sufficient. Market fluctuations and the price of renewable fuels may render refining uneconomical. Short-term operating factors relating to the production of renewable fuels, such as the increased feedstock costs or drop in renewable fuel prices, could cause a proposed refining operation to be unprofitable in any particular period.

As a foreign private issuer, the Company is not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information that would be publicly available to the Company's shareholders.

As a foreign private issuer, the Company will be exempt from certain rules under the Securities Exchange Act of 1934 that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Securities Exchange Act. In addition, the Company's officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. domestic issuer whose securities are registered under the Securities Exchange Act of 1934, nor is the Company generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as the Company is a "foreign private issuer" the Company intends to file its annual financial statements on Form 40-F and furnish its quarterly updates on Form 6-K to the SEC. However, the information the Company files or furnishes is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning the Company than there is for a company that files as a U.S. domestic issuer.

As a foreign private issuer whose shares are listed on Nasdaq, the Company may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares listed on the Nasdaq, the Company is permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Capital Market. Among other things, as a foreign private issuer the Company may follow home country practice with regard to the director nomination procedure, and quorum at shareholders' meetings. In addition, the Company may follow its home country law, instead of Nasdaq Listing Rules, which require that it obtains shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company, and certain acquisitions of the stock or assets of another company. Accordingly, the Company's shareholders may not be afforded the same protection as provided under Nasdaq's corporate governance requirements. For example, Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like the Company to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that certain requirements are met. Accordingly, the Company has elected to follow home country practice in lieu of the requirements under Nasdaq Listing Rule 5635(d), which requires companies to seek shareholder approval for the issuance of securities in connection with certain transactions other than a public offering involving the sale, issuance or potential issuance of Common Shares at a price less than certain referenced prices, if such shares equal 20% or more of Common Shares or voting power outstanding before the issuance. Instead, and in accordance with the Nasdaq Capital Market home country accommodations, the Company complies with applicable Canadian corporate and securities laws, which do not require shareholder approval for such dilutive events.

Risks Related to the Company's Common Shares

Because the Company can issue additional Common Shares or preferred shares, its shareholders may experience dilution in the future.

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The Board has the authority to cause it to issue additional Common Shares or preferred shares and to determine the special rights and restrictions of the shares of one or more series of its preferred shares, without consent of its shareholders. The issuance of any such securities may result in a reduction of the book value or market price of Common Shares. Given the fact that the Company has not achieved profitability or generated positive cash flow historically, and operates in a capital-intensive industry with significant working capital requirements, it may be required to issue additional common equity or securities that are dilutive to existing Common Shares in the future in order to continue its operations. The Company's efforts to fund its intended business plan may result in dilution to existing shareholders. Further, any such issuances could result in a change of control or a reduction in the market price for Common Shares.

Volatility in the Company's share price may subject it to securities litigation.

The market for Common Shares may have, when compared to seasoned issuers, significant price volatility, and the Company expects that its share price may continue to be more volatile than that of a seasoned issuer for the foreseeable future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources away from the day-to-day business operations.

A prolonged and substantial decline in the price of the Company's Common Shares could affect its ability to raise further working capital, thereby adversely impacting its ability to continue operations.

A prolonged and substantial decline in the price of the Company's Common Shares could result in a reduction in the liquidity of its Common Shares and a reduction in its ability to raise capital. Because the Company plans to acquire a significant portion of the funds it needs in order to conduct its planned operations through the sale of equity securities, a decline in the price of the Company's Common Shares could be detrimental to its liquidity and its operations because the decline may cause investors not to choose to invest in its shares. If the Company is unable to raise the funds it requires for all its planned operations and to meet its existing and future financial obligations, the Company may be forced to reallocate funds from other planned uses and may suffer a significant negative effect on its business plan and operations, including its ability to develop new products and continue its current operations. As a result, the Company's business may suffer, and it may go out of business.

Because the Company does not intend to pay any cash dividends on its Common Shares in the near future, its shareholders will not be able to receive a return on their shares unless they sell them.

The Company intends to retain any future earnings to finance the development and expansion of its business. The Company does not anticipate paying any cash dividends on its Common Shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the Board, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the Board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless the Company pays dividends, its shareholders will not be able to receive a return on their shares unless they sell them.

The Company may be classified as a "passive foreign investment company," which may have adverse U.S. federal income tax consequences for U.S. shareholders.

The Company will be a "passive foreign investment company," or "PFIC," if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). In determining whether the Company is a PFIC, the Company is permitted to take into account the assets and income of its wholly owned subsidiaries because it owns 100% of their stock. However, even if the Company takes into account the assets and income of its subsidiaries, it may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of its income and assets, how quickly the Company uses its liquid assets, including the cash raised pursuant to this offering (if Aduro determines not to, or is unable to, deploy significant amounts of cash for active purposes the Company's risk of being a PFIC will substantially increase), the market price of Common Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that Aduro will not be a PFIC for this year or any future taxable year.

If Aduro is a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Common Shares and on the receipt of distributions on the Common Shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if Aduro is a PFIC for any year during which a U.S. holder holds Common Shares, Aduro generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds Common Shares.

4. DIVIDENDS AND DISTRIBUTIONS

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Aduro intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of the Board from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Board in its discretion may consider or deem relevant.

5. DESCRIPTION OF CAPITAL STRUCTURE

5.1 General Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. There are 35,704,748 Common Shares issued and outstanding as of the date of this AIF.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of Shareholders, to receive dividends if, as and when declared by the Board, and to participate in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, of which no Preferred Shares are issued. The holders of preferred shares are neither entitled to attend any general meeting of the Company nor vote at any such meeting. The holders of preferred shares are entitled to receive dividends as and when declared by the Board in such amounts and in such form as the Board may determine from time to time.

In the event of liquidation, dissolution or winding-up of the Company, each holder of preferred shares will be entitled to be paid, in preference to and in priority over any distribution of assets or payment to holders of Shares, an amount per Common Share equal to the amount paid for each preferred share of the Company held plus all accrued but unpaid dividends.

5.2 Constraints

There are no constraints on the ownership of securities of the Company.

5.3 Ratings

Neither the Company, nor any of its subsidiaries, has received any ratings.

6. MARKET FOR SECURITIES

6.1 Trading Price and Volume

On May 27, 2026, the Common Shares were listed and posted for trading on the TSX under the trading symbol "ACT" and were subsequently de-listed from the CSE. The following table sets forth the reported intraday high and low prices and the trading volume for the Shares on the CSE and on the TSX, as applicable, on a monthly basis for the financial year ended May 31, 2026 and to the date of this AIF:

Month	High ($)	Low ($)	Volume Traded
August 1 - 28, 2026	23.52	19.69	341,070
July 2026	23.30	16.73	571,411
June 2026	24.95	19.10	423,962
May 2026	23.60	17.04	295,029
April 2026	19.28	13.86	170,967
March 2026	17.08	12.48	232,341
February 2026	17.86	13.90	216,476
January 2026	20.70	14.37	365,632
December 2025	19.75	14.03	270,715
November 2025	20.50	13.55	286,351
October 2025	24.61	17.75	426,503
September 2025	19.60	14.77	297,934
August 2025	16.79	13.90	299,103
July 2025	16.95	11.88	273,097
June 2025	17.00	10.66	539,281
May 2025	12.34	7.30	490,645

6.2 Prior Sales

From June 1, 2025 to the date of this AIF, the Company has issued the class of outstanding unlisted securities in the following table:

Security	Date of Issuance	Number of Common Shares Issued/Issuable or Aggregate Amount	Exercise Price per Security ($)	Expiry Date (if applicable)
Warrants(1)	June 11, 2025	473,934	10.13 (USD)	June 11, 2028
Warrants(2)	June 20, 2025	71,090	10.13 (USD)	June 20, 2028
Options(3)	July 3, 2025	743,500	13.50	July 3, 2030
RSUs(4)	July 3, 2025	100,000	-	-

Security	Date of Issuance	Number of Common Shares Issued/Issuable or Aggregate Amount	Exercise Price per Security ($)	Expiry Date (if applicable)
Warrants(5)	December 22, 2025	869,595	16.00 (USD)	December 22, 2028
Underwriter's Warrants(6)	December 22, 2025	52,172	14.375 (USD)	December 22, 2028
Warrants(7)	January 30, 2026	130,434	16.00 (USD)	January 30, 2029
Underwriter's Warrants(8)	January 30, 2026	7,826	14.375 (USD)	January 30, 2029

(1) Warrants are exercisable at a price of US$10.13 per Common Share until June 11, 2028. As at the date of this AIF, 444,434 of these warrants remain outstanding.

(2) Warrants are exercisable at a price of US$10.13 per Common Share until June 20, 2028. As at the date of this AIF, none of these warrants have been exercised.

(3) Options are exercisable at a price of $13.50 per Common Share until July 3, 2030. The options vest on a monthly basis over a period of two years from the date of issuance. As of the date of this AIF, 706,000 of these options remain outstanding.

(4) The RSUs granted on July 3, 2025 will vest in three tranches, with 35,000 RSUs vesting on July 3, 2025, 35,000 RSUs vesting on January 3, 2026 and 30,000 RSUs vesting on July 3, 2026. As of the date of this AIF, all of the RSUs have vested.

(5) Warrants are exercisable at a price of US$16.00 per Common Share until December 18 2028. As at the date of this AIF, none of these warrants have been exercised.

(6) Underwriter's Warrants are exercisable at a price of US$14.375 per Common Share until December 18 2028. As at the date of this AIF, none of these warrants have been exercised.

(7) Warrants are exercisable at a price of US$16.00 per Common Share until January 30, 2029. As at the date of this AIF, none of these warrants have been exercised.

(8) Underwriter's Warrants are exercisable at a price of US$14.375 per Common Share until January 30, 2029. As at the date of this AIF, none of these warrants have been exercised.

7. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As at the date of this AIF, no securities are held in escrow.

8. DIRECTORS AND EXECUTIVE OFFICERS

8.1 Name, Occupation and Security Holding

The following table sets the name, residence and principal occupation of each director and executive officer of the Company. In addition, the table shows the date on which each individual first became a director and/or officer and the number of Common Shares that each individual beneficially owns, or exercises control or direction over, directly or indirectly, as of the date of this AIF. The information as to shares owned beneficially, not being within the knowledge of the Company, has been forwarded by the directors and officers individually.

See summary table on the following page.

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Periods during which Director or Executive Officer has Served	Shareholdings
Ofer Vicus Ontario, Canada CEO, Executive Chair and Director	Founder and CEO of Aduro Energy Inc. since November 2011, Ofer Vicus has over 15 years of experience in developing and marketing innovative technologies and processes in Canada and abroad. He is the passion behind Aduro and responsible for building its research and business team. He has extensive knowledge in alternative approaches for petrochemical processes with a focus of limiting environmental impacts of the traditional chemical and petrochemical industries. He has distinguished himself through his ability to bring ideas to reality with advanced academic research, strong intellectual property foundations, and support by government programs and industry partners.

Mr. Vicus has previously worked in leadership positions with other companies, including Spectronix Ltd. (2004-2006), a company that designed and manufactured EX optical flame detectors. As the Vice President of Business Development for Spectronix Ltd., Mr. Vicus supported the organization through operation and service.

Mr. Vicus also served at Qualion NMR (2005-2006) as the Vice President, Marketing, developing marketing channels and tools for the adoption of inline NMR spectrometers by mid and large size refineries. Before launching Aduro, Mr. Vicus worked with the CEO of Curapipe Systems (2007-2010), a Trenchless Automated Leakage Repair (TALR) technology to seal cracks and holes in urban water pipes, as an investor and Vice President of Business Development, to develop the R&D, build an engineering team and establish a pilot unit, and to assist in capital raising.

	Mr. Vicus holds a Bachelor of Engineering in Industrial Engineering by Sunderland University, School of Engineering and Advanced Technologies and an Executive Master of Business Administration (Northwestern Kellogg / Tel Aviv Recanati University).	April 23, 2021 to present	9,794,875 common shares 137,693 stock options

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Periods during which Director or Executive Officer has Served	Shareholdings
David Weizenbach Ontario, Canada COO	Mr. Weizenbach has been working closely with Aduro since January 2025 in a consulting capacity, supporting operational planning and scale-up strategy, before being appointed COO of the Company effective July 1, 2025.

Mr. Weizenbach has over 30 years of experience in engineering leadership, operations, and industrial technology integration, including 25 years at NOVA Chemicals. Mr. Weizenbach combines technical expertise with organizational insight. His background encompasses process automation, safety systems, capital project delivery, and operational governance across a range of heavy industrial environments. Mr. Weizenbach brings a comprehensive background in operations leadership, engineering systems, and risk-informed project planning. His experience in managing complex technical environments and guiding organizations through technology transitions will support the commissioning of the NGP pilot plant and lay the foundation for the Company's demonstration-scale facility and future commercial deployment.

Mr. Weizenbach also spent more than 25 years with NOVA Chemicals where he progressed through senior roles spanning process automation, capital projects, and the United Nation's sustainability initiative, Responsible Care. He unified automation teams into a cohesive function supporting nine operating units, enabling the deployment of advanced alarm management systems, simulator-based operator training, and standardized operator interfaces. As capital projects leader, he managed portfolios ranging from maintenance-scale to multi-year investments, ensuring alignment with corporate schedules, safety goals, and performance metrics. He also led emergency response, occupational health and safety, industrial hygiene, and environmental compliance programs, where he strengthened safety culture and improved risk management systems.

		July 1, 2025 to present	120,000 stock options
Mena Beshay British Columbia, Canada CFO and Secretary	Mr. Beshay has over 20 years of experience in senior financial leadership positions. He has an extensive background in financial stewardship, strategic planning, mergers & acquisitions, debt, and equity financing, and he has led operational and financial turnarounds. He was appointed as Director on the Board at Charbone Hydrogen, a TSX-V listed company developing Canadian green hydrogen facilities, in April 2022 and resigned from the Board on December 23, 2024.

Previously, Mr. Beshay served as Chief Financial Officer and Global Head of Corporate Development at CloudMD, a TSX-V listed company developing a connected healthcare ecosystem. His prior experience also includes senior finance, audit, and compliance roles at Enercare (acquired by Brookfield Infrastructure), Domtar, and Deloitte.

	Mr. Beshay is a Chartered Professional Accountant and is a graduate of McGill University as part of their Honours in Accounting program.	May 2, 2022 to present	319,539 common shares 313,848 stock options

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Periods during which Director or Executive Officer has Served	Shareholdings
Eric Appelman Netherlands Chief Revenue Officer	Mr. Appelman brings 35 years of experience in a variety of jobs and companies in the chemical industry. Mr. Appelman worked with Unilever in their edible oils' business; he was technical director at Sigma Coatings and EVP for innovation, market development and corporate strategy at the Swedish multinational Perstorp. Most recently Mr. Appelman was CTO and Marketing & Sales Director at Brightlands, the largest industrial innovation environment for the chemical industry in the world. Throughout his six-year tenure at the Brightlands, Mr. Appelman has been at the forefront of innovation.	September 11, 2023 to present	265,385 stock options
W. Marcus Trygstad Tennessee, United States Principal Scientist and Director	Mr. Trygstad served as the Company's CTO from April 23, 2021 to April 14, 2024 and has been the Company's Principal Scientist since April 14, 2024. Co-founder of Aduro Energy, W. Marcus Trygstad, has over 25 years of experience in the development and application of advanced strategies for monitoring, controlling, and optimizing industrial processes, particularly in the downstream refining, petrochemical, pharmaceutical, and specialty chemical industries. His focus on fundamental process chemistry led to the genesis of Aduro's Intellectual Property and early patent applications.

Prior to Aduro Energy, Mr. Trygstad was involved in various technology developments as principal inventor and author of patent applications in advanced monitoring technology. Mr. Trygstad previously served as application scientist, business development manager, technical sales consultant, and product manager with various companies including ABB Ltd. (2000-2006), where he served as Application and Business Development Manager and Technical Sales Consultant; Invensys Plc (2006-2009), where he led the collaborative development, productization, and commercialization of sampling technology and measurement solutions for enabling Invensys offerings to the refining industry; and Yokogawa Electric Corporation (2012 - 2019), where he was involved in the technology development of process monitoring and measurement-enabled optimization solutions.

	Mr. Trygstad holds a B.A. Chemistry (St. Olaf College, Minnesota) and pursued Masters level studies in chemistry, material science & engineering, and chemometrics (University of Utah).	April 23, 2021 to present	1,260,762 common shares 514,141 stock options
Peter Kampian(2) Ontario, Canada Director	Peter Kampian is a seasoned financial executive with previous experience in leadership roles in startup and established companies undertaking various transactions, including acquisitions, initial public offerings, managing debts and raising capital. He has experience in a number of sectors, including renewable energy, clean technologies, manufacturing, cannabis and mining.

Mr. Kampian is currently Chief Executive Officer of Edge Financial Consulting Services Corp. where he acted as Chief Financial Officer at 4Front Ventures Inc., Chief Restructuring Officer for PharmHouse Inc. and various other consulting and restructuring roles. He previously served as Chief Financial Officer (CFO) of DionyMed Brands Inc. (2017 to 2019) (DYME-CSE) and Mettrum Health Corp (2014-2017) (MT-TSX-V) and Algonquin Income Fund (currently TSX-AQN) (1999-2007). Mr. Kampian is also on the board of Matador Technologies Inc. (TSXV-MATA). Mr. Kampian previously held board positions on various public and private companies in Canada and the United States.

	Mr. Kampian is a Canadian Chartered Accountant (CPA, CA, 1986), a member of the Institute of Corporate Directors (ICD.D) (2018) and a graduate of Wilfrid Laurier University (Bachelor of Business Administration, 1982).	April 23 2021 to present	26,970 common shares 164,616 stock options

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Periods during which Director or Executive Officer has Served	Shareholdings
James E. Scott(2) Colorado, USA Director	James (Jim) Scott is an entrepreneur and investor with a unique blend of transaction, operating and leadership experience. Since 1998, Jim has been the Managing Partner of Denver-based The Scott Company LLC, a boutique advisory firm and merchant bank.

Jim is also the Managing Partner of Littlehorn Investments, LLC, a Denver-based investment fund focused on investing in, or buying, lower market operating businesses. Jim has served on the boards of several public, private and non-profit companies, including StateHouse Holdings, PaySimple Inc. and the YMCA of Metropolitan Denver. Jim is currently the CEO of California-based, StateHouse Holdings.

	Jim began his career in investment banking in 1992 with Salomon Brothers Inc. in their domestic mergers and acquisitions group. He also worked for SBC Warburg in their global chemicals investment banking and M&A groups. Jim graduated Summa Cum Laude from Boston University School of Management in finance and operations management.	February 22, 2022 to present	17,583 common shares 95,000 stock options

Name, Place of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for Last Five Years(1)	Periods during which Director or Executive Officer has Served	Shareholdings
Marie Grönborg(2) Sweden Director	Ms. Grönborg holds an M.Sc. in Chemical Engineering and has more than 30 years of global experience in the chemical and clean-tech industries.

Ms. Grönborg was the CEO of the Swedish-based company TreeToTextile, a tex-tech company headquartered in Stockholm, jointly owned by H&M, Stora Enso, IKEA and LSCS Invest, which has developed a new sustainable and cost-efficient technology to produce manmade cellulosic fiber for the textile industry. Before joining TreeToTextile, Ms. Grönborg was the CEO of Purac, a provider of turn-key solutions for water treatment and biogas production. Ms. Grönborg was also an Executive Vice President and a part of the Group Management Team of Perstorp, a specialty chemicals company with a focus on the global resins and coatings, engineered fluids and animal nutrition markets.

In addition to her operational roles, Ms. Grönborg currently holds board positions with the Swedish steel company, SSAB, the producer of the world's first fossil-free steel to customers, and with Eolus, an international company with a main business to design and construct facilities for renewable energy and energy storage, focusing mainly on wind power, solar power and battery storage, where she has served as chairman of the board since 2025.

	She is also a member of the board at Lantmännen, a Swedish agricultural cooperative with activities in the entire value chain from farm to fork, and the Swedish start-up company Bioextrax focusing on bio-based technologies for global companies. During 2020-2024, Ms. Grönborg was also a board member of Permascand, a provider of electrochemical solutions for global green transition, which was acquired by Altor in early 2024.	November 2023 to present	79,616 stock options

(1) Information has been furnished by the respective officers/directors individually.

(2) Member of the Audit Committee

As of the date of this AIF, the directors and executive officers of the Company beneficially own, directly or indirectly, as a group 11,419,729 Common Shares representing approximately 32 % of all outstanding Common Shares on a non-dilutive basis. Inclusive of vested and unvested options and Warrants, the total share ownership of Aduro's directors and executive officers as of the date of this AIF is 13,110,102 Common Shares representing approximately 32.5 % of all outstanding Common Shares on a fully diluted basis.

The Company has one committee of the Board: the Audit Committee. The Audit Committee is comprised of three independent directors with significant experiences on boards and with public and private companies, as described above, such that each director is financially literate. The Audit Committee consists of Peter Kampian (Chair), Marie Grönborg and James E. Scott. The Company's Audit Committee Charter is attached hereto as Schedule A.

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Peter Kampian was Chief Financial Officer of DionyMed Brands Inc. from November 2018 to March 2020. A receiver was appointed for DionyMed Brands Inc. by the Supreme Court of British Columbia on October 29, 2019.

Peter Kampian was a director of James E Wagner Cultivation Corporation ("JWC") and also a member of the special committee of the board of JWC, which is mandated to restructure the financial affairs of JWC. JWC filed for protection under the Companies' Creditor Arrangement Act on April 1, 2020. On August 28, 2020, the sale of the JWC assets was completed and Mr. Kampian resigned from the board of JWC.

James Scott was a director of StateHouse Holdings, Inc ("StateHouse") from April 2022 to October 2024. The Ontario Securities Commission issued a failure-to-file cease trade order ("FFCTO") against StateHouse on May 8, 2024. The FFCTO was revoked on August 8, 2024. Additionally, StateHouse made an assignment into bankruptcy pursuant to Canada's Bankruptcy and Insolvency Act  on October 10, 2024 after StateHouse's assets located in the United States were put into receivership.

To the knowledge of the Company, other than as disclosed above, no director, officer or promoter of the Company, or a securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been, within 10 years before the date of this AIF, a director, officer or promoter of any person or company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under applicable securities laws, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Bankruptcies

Other than as disclosed above, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

Except as otherwise disclosed in this AIF, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Grönborg, a director of the Company, is a member of the board of directors of SSAB AB (publ.) ("SSAB"). In June 2026, the Swedish Financial Supervisory Authority (Finansinspektionen) concluded its review of, and issued a caution to SSAB in respect of, SSAB's disclosure relating to a goodwill impairment of approximately SEK 33.3 billion that SSAB reported in December 2022. The caution was issued to SSAB and not to Ms. Grönborg, or to any other director or officer of the Company, personally. SSAB has stated that it maintains that the disclosure was, in material aspects, made in accordance with relevant guidelines, an assessment SSAB has stated is shared by its auditors and other experts it has consulted on the matter.

8.3 Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the knowledge of the Company, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

9. PROMOTERS

Mr. Vicus and Mr. Trygstad are promoters of the Company. Both individuals took the initiative in founding and organizing Aduro Energy and were instrumental in facilitating the Transaction. Mr. Vicus beneficially owns, directly or indirectly, or exercise control or direction over, an aggregate of 9,794,875 Common Shares, on an undiluted basis, being 27.43 % of the outstanding Shares. Mr. Trygstad beneficially owns, directly or indirectly, or exercise control or direction over, an aggregate of 1,260,762 Common shares, on an undiluted basis, being 3.53 % of the outstanding Shares. See "Directors, Officers and Promoters" for additional information.

During the year ended May 31, 2022, Aduro provided Mr. Vicus with cash advancements for a total amount of $62,057 with an additional amount of $16,016 advanced during the year ended May 31, 2023. No further advances have been made to date, with the amount currently due of $77,610 being unsecured, non-interest bearing and with no specific terms of repayment.

10. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

To the knowledge of the Company, no director, officer or promoter of the Company, or a securityholder holding sufficient securities of the Company to affect materially the control of the Company, has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making a decision about the Transaction.

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or an associate or affiliate of a director, executive officer or principal shareholder of the Company, has any material interest, direct or indirect, in any transaction which has occurred within the three years before the date of this AIF or in any proposed transaction, that has materially affected or will materially affect the Company or a subsidiary of the Company.

12.  TRANSFER AGENT AND REGISTRAR

Aduro's transfer agent and registrar for its Common Shares is Computershare Investor Services Inc., of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9. Transfers may be recorded in Toronto, Ontario or Vancouver, British Columbia.

13. MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the Company has not entered into any material contracts during the year ended May 31, 2026 and to the date hereof.

The Company confirms that it has posted on SEDAR+ all material contracts listed in this AIF.

14. INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an Associate or Affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an Associate or Affiliate of the Company and no such person is a promoter of the Company or an Associate or Affiliate of the Company. De Visser Gray LLP is independent of the Company in accordance with the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

As a technology company primarily focused on research and development, Aduro collaborates with experts in the science and technology fields.

Dr. Paul Charpentier: Dr. Paul Charpentier is an expert in chemistry and alternative energy applications. He is a professor at Western University and has extensive experience in the field of chemical recycling and renewable energy. Dr. Charpentier has led numerous research projects focused on innovative recycling technologies, including the Hydrochemolytic™ technology (HCT) developed by Aduro Clean Technologies. His work has significantly contributed to the advancement of chemical recycling processes and the development of sustainable energy solutions.

Dr. Cedric Briens: Dr. Cedric Briens is a professor at Western University and an expert in chemical engineering. He has a strong background in process design and optimization, particularly in the context of polymer recycling and chemical processing. Dr. Briens has collaborated with Dr. Charpentier on several research initiatives, including the joint research project with Aduro Clean Technologies. His expertise in supercritical fluids and polymer recycling has been instrumental in advancing the Hydrochemolytic™ technology and its practical applications.

15. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca.

Additional information relating to the Company's Audit Committee may be found in the Company's most recent MD&A, available on SEDAR+ at www.sedarplus.ca. In addition, the Company's Audit Committee Charter is attached hereto as Schedule A.

Additional financial information is provided in Aduro's audited financial statements and related management discussion and analysis for its financial year ended May 31, 2026 available on SEDAR+ at www.sedarplus.ca.

SCHEDULE A - AUDIT COMMITTEE CHARTER

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ADURO CLEAN TECHNOLOGIES INC.

(the "Company")

AUDIT COMMITTEE CHARTER

1.  Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company's business, operations and risks.

2.  Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1  Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company. If the Company ceases to be a "venture issuer" as that term is defined in Multilateral Instrument 52-110 entitled "Audit Committees" ("MI 52-110"), then all of the members of the audit committee shall be free from any material relationship with the Company within the meaning of MI 52-110.

2.2  Financial Literacy of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. A person is generally considered "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.  Meetings

The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4.  Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1  External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

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c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

d) review and recommend to the Board the compensation to be paid to the external auditors; and

e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2  Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company;

b) and ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3  Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

a) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

b) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

c) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

a) review and approve the interim financial statements prior to their release to the public; and

b) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

a) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

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4.4  Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

a) The audit committee may satisfy the requirement for the pre-approval of nonaudit services if:

i. the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

ii. the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

a) The audit committee may also satisfy the requirement for the pre-approval of nonaudit services by adopting specific policies and procedures for the engagement of nonaudit services, if:

i. the pre-approval policies and procedures are detailed as to the particular service;

ii. the audit committee is informed of each non-audit service; and

iii. the procedures do not include delegation of the audit committee's responsibilities to management.

4.5  Other Responsibilities

The audit committee shall:

a) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

b) establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

d) review the policies and procedures in effect for considering officers' expenses and perquisites;

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e) perform other oversight functions as requested by the Board; and

f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

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